As filed with the Securities and Exchange Commission on February 15, 2007.

Registration No. 333-140544

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1

TO

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Riverbed Technology, Inc.

(Exact Name of Registrant as Specified in its Charter)

Delaware	3576	03-0448754
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

199 Fremont Street, San Francisco, CA 94105

(415) 247-8800

(Address, including zip code and telephone number, including area code, of registrant’s principal executive offices)

Jerry M. Kennelly

President and Chief Executive Officer

199 Fremont Street, San Francisco, CA 94105

(415) 247-8800

(Name, address, including zip code and telephone number, including area code, of agent for service)

Copies to:

Robert V. Gunderson, Jr.

Craig M. Schmitz

David W. Van Horne, Jr.

Gunderson Dettmer Stough

Villeneuve Franklin & Hachigian, LLP

155 Constitution Drive

Menlo Park, California 94025

Telephone: (650) 321-2400

Telecopy: (650) 321-2800

Daniel J. Weiser Richard A. Kline Wilson Sonsini Goodrich & Rosati, Professional Corporation 650 Page Mill Road Palo Alto, California 94304 Telephone: (650) 493-9300 Telecopy: (650) 493-6811

Approximate date of commencement of proposed sale to the public:

As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, as amended, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price per Share (1)	Proposed Maximum Aggregate Offering Price (1)(2)	Amount of Registration Fee (3)
Common Stock, $0.0001 par value	5,750,000	$35.17	$202,227,500	$21,638.35

(1)	Estimated solely for the purpose of computing the amount of the registration fee based on the average of the high and low prices for the registrant’s common stock on February 6, 2007 pursuant to Rule 457(c) under the Securities Act.
(2)	Includes offering price of shares that the underwriters have the option to purchase to cover over-allotments, if any.
(3)	Previously paid.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment that specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to such Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion. Dated February 15, 2007.

5,000,000 Shares

Riverbed Technology, Inc.

Common Stock

Riverbed is offering 2,354,671 of the shares to be sold in the offering. The selling stockholders identified in this prospectus are offering an additional 2,645,329 shares. Riverbed will not receive any of the proceeds from the sale of the shares being sold by the selling stockholders.

The common stock is listed on the Nasdaq Global Market under the symbol “RVBD.” The last reported sale price of the common stock on February 14, 2007 was $29.23 per share.

See “ Risk Factors” on page 7 to read about factors you should consider before buying shares of the common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total

Initial public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to Riverbed	$	$
Proceeds, before expenses, to the selling stockholders	$	$

To the extent that the underwriters sell more than 5,000,000 shares of common stock, the underwriters have the option to purchase up to an additional 750,000 shares from Riverbed at the initial public offering price less the underwriting discount.

The underwriters expect to deliver the shares against payment in New York, New York on          , 2007.

Goldman, Sachs & Co.

Deutsche Bank Securities

Citigroup

Thomas Weisel Partners LLC

Prospectus dated                     , 2007.

riverbed™

Wide-area Data Services Solutions for Distributed Computing

- Accelerate Applications and Data
- Consolidate IT Resources
- Optimize WAN Bandwidth
- Shorten Backup & Replication Time

riverbed
riverbed
riverbed

STEELHEAD® APPLIANCES

REMOTE LOCATION
REMOTE LOCATION
Wide Area Network
HEADQUARTERS & DATA CENTERS

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. You should read the following summary together with the more detailed information appearing in or incorporated by reference into this prospectus, including our consolidated financial statements and related notes, and the risk factors beginning on page 7, before deciding whether to purchase shares of our common stock. Unless the context otherwise requires, we use the terms “Riverbed,” the “company,” “we,” “us” and “our” in this prospectus to refer to Riverbed Technology, Inc. and its subsidiaries.

Riverbed

Overview

Riverbed® has developed an innovative and comprehensive solution to the fundamental problems of wide-area distributed computing. Historically, computing within an organization across wide area networks (WANs) has been plagued by poor performance, IT complexity and high cost. Our Steelhead® appliances enable our customers to improve the performance of their applications and access to their data across WANs, typically increasing transmission speeds by 5 to 50 times and in some cases up to 100 times. Our products also offer the ability to simplify IT infrastructure and realize significant capital and operational cost savings. Our goal is to establish our solution as the preeminent performance and efficiency standard for organizations relying on wide-area distributed computing. We believe that our products and services can provide significant benefits in millions of locations worldwide.

We refer to Wide-area Data Services (WDS) as the market for providing global access to data and applications across WANs with local area network (LAN)-like performance. Unlike alternative approaches, our WDS products and services simultaneously address, across a broad range of applications, the inter-related root causes of poor performance of wide-area distributed computing: application protocol inefficiencies, network protocol inefficiencies and insufficient bandwidth.

Our Steelhead line of appliances utilizes our proprietary software to deliver significant benefits to our customers, including the ability to:

•	accelerate performance of applications and access to data over the WAN;

•	consolidate geographically distributed IT resources;

•	reduce the need for WAN bandwidth;

•	shorten storage back-up and replication time over the WAN;

•	provide local storage for continued access to remote files during WAN failures; and

•	improve productivity and reduce frustration for IT managers and end-users.

Our products are designed to be deployed more easily and transparently into our customers’ networks than alternative products. Our products are also more easily managed, are scalable across networks of all sizes and address the wide-area distributed computing needs of every major industry.

We began commercial shipments of our products in May 2004. As of December 31, 2006, our products have been sold to more than 1,600 customers worldwide, from large global organizations with hundreds or thousands of locations to smaller organizations with as few as two locations. We sell our products and support directly through our sales force and indirectly through distribution partners, including value-added resellers (VARs).

Industry Background

Technological advances have improved users’ ability to access data and use applications rapidly across their LANs and store enormous amounts of information economically. However, these same applications and storage technologies often exhibit slow performance, data inconsistencies and management complexities across WANs. Poor performance or downtime can pose serious business challenges to organizations that increasingly rely on their networks to be productive and efficient.

The WDS market is large and growing. We regard the millions of remote offices, headquarters and other computing locations around the world as potential sites for our products. The key drivers of demand in this market are the increasingly geographically distributed nature of organizations and employees, the growing business dependence on application performance and real-time access to data and the increasing desirability of consolidation of IT resources to achieve compelling cost, management and data protection benefits.

Historically, organizations have implemented partial solutions in attempting to improve the performance of wide-area distributed computing. These include incremental investments in bandwidth and IT infrastructure resources, as well as caching and WAN optimization approaches. None of these alternatives addresses all of the root causes of wide-area distributed computing problems for a broad array of applications. We believe these performance problems can be best solved by simultaneously addressing limitations imposed by application protocol inefficiencies and network protocol inefficiencies as well as insufficient bandwidth. Application and network limitations include the effects of “latency” (the time it takes data to travel distances across a WAN) and protocol inefficiencies or “chattiness” (the numerous interactions between clients and servers that are often required by applications or network transport protocols to complete an operation or transfer data). The combination of latency and chattiness is a key problem for wide-area distributed computing.

We believe significant demand exists for an integrated, flexible and comprehensive WDS solution that adequately addresses all root causes of the fundamental performance problems of wide-area distributed computing.

The Riverbed Strategy

Key elements of our strategy include:

•	Maintain and extend our technological advantages — We intend to enhance our position as a leader and innovator in the WDS market;

•	Enhance and extend our product line — We plan to introduce new models of our current products and to introduce new products to extend our capabilities;

•	Increase market awareness — We will continue promoting our brand and the effectiveness of our comprehensive WDS solution;

•	Scale our distribution channels — We intend to leverage and expand our indirect channels to extend our geographic reach and market penetration; and

•	Enhance and extend our support and services capabilities — We plan to enhance and extend our support and services capabilities to continue to support our growing global customer base.

Corporate Information

We were founded in May 2002. Our principal executive offices are located at 199 Fremont Street, San Francisco, California 94105. Our telephone number is (415) 247-8800. Our website address is www.riverbed.com. Information contained on our website is not incorporated by reference into this prospectus, and you should not consider information contained on our website to be part of this prospectus or in deciding whether to purchase shares of our common stock.

“Riverbed Technology,” “Riverbed,” “Steelhead,” “RiOS,” “Interceptor” and other trademarks or service marks of Riverbed appearing in this prospectus are the property of Riverbed. This prospectus contains additional trade names, trademarks and service marks of ours and of other companies. We do not intend our use or display of other companies’ trade names, trademarks or service marks to imply a relationship with, or endorsement or sponsorship of us by, these other companies.

The Offering

Common stock offered by Riverbed	2,354,671 Shares

Common stock offered by the selling stockholders	2,645,329 Shares

Common stock to be outstanding after this offering	68,534,957 Shares

Use of proceeds

We intend to use the net proceeds from this offering for working capital and other general corporate purposes. We may also use a portion of the net proceeds to acquire other businesses, products or technologies. However, we do not have agreements or commitments for any specific acquisitions at this time. We will not receive any proceeds from the shares sold by the selling stockholders. See the section titled “Use of Proceeds.”

Dividend policy	Currently, we do not anticipate paying cash dividends.

Risk factors	You should read the section titled “Risk Factors” for a discussion of factors that you should consider carefully before deciding whether to purchase shares of our common stock.

Nasdaq Global Market symbol	RVBD

The number of shares of our common stock to be outstanding following this offering is based on 66,180,286 shares of our common stock outstanding as of December 31, 2006, which excludes:

•	7,043,869 shares of common stock issuable upon exercise of options outstanding as of December 31, 2006, at a weighted average exercise price of $6.18 per share;

•	32,967 shares of common stock issuable upon the exercise of a warrant outstanding as of December 31, 2006, at an exercise price of $0.455 per share; and

•

4,832,859 shares of common stock reserved for future issuance under our stock-based compensation plans consisting of 2,832,859 shares of common stock reserved for issuance under our 2006 Equity Incentive Plan, 500,000 shares of common stock reserved for issuance under our 2006 Director Option Plan and 1,500,000 shares of common stock reserved for issuance under our 2006 Employee Stock Purchase Plan.

The number of shares of our common stock to be outstanding following this offering also does not include the automatic increase on January 1, 2007 of shares reserved for future issuance under our stock-based compensation plans, consisting of 3,309,014 additional shares of common stock reserved for issuance under our 2006 Equity Incentive Plan, 250,000 additional shares of common stock reserved for issuance under our 2006 Director Option Plan and 661,802 additional shares of common stock reserved for issuance under our 2006 Employee Stock Purchase Plan.

Unless otherwise indicated, this prospectus reflects and assumes no exercise by the underwriters of their option to purchase up to an additional 750,000 shares from Riverbed to cover over-allotments.

Summary Consolidated Financial Data

The following tables summarize the consolidated financial data for our business. You should read this summary consolidated financial data in conjunction with the sections titled “Selected Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included in our annual report on Form 10-K for the year ended December 31, 2006 (Annual Report) and in other documents that we subsequently file with the Securities and Exchange Commission (SEC) which are incorporated by reference into the registration statement of which this prospectus is a part.

	Three months ended December 31,		Year Ended December 31,
(in thousands, except per share amounts)	2006	2005	2006	2005	2004
	(unaudited)
Consolidated Statement of Operations Data:
Revenue:
Product	$26,798	$8,467	$70,967	$17,759	$2,325
Support and services	4,930	910	12,315	1,925	106
Ratable product and related support and services	2,097	1,228	6,925	3,257	131

Total revenue	33,825	10,605	90,207	22,941	2,562

Cost of revenue:
Cost of product	8,927	2,584	23,504	5,843	806
Cost of support and services	1,897	544	4,748	1,276	508
Cost of ratable product and related support and services	456	492	1,900	1,475	209

Total cost of revenue (1)	11,280	3,620	30,152	8,594	1,523

Gross profit	22,545	6,985	60,055	14,347	1,039

Operating expenses
Sales and marketing (1)	16,312	7,365	48,080	19,722	5,586
Research and development (1)	6,503	2,760	19,215	8,108	4,266
General and administrative (1)	3,279	1,438	9,294	3,531	1,033

Total operating expenses	26,094	11,563	76,589	31,361	10,885

Operating loss	(3,549)	(4,578)	(16,534)	(17,014)	(9,846)
Total other income, net	1,286	(114)	992	(77)	24

Loss before income taxes	(2,263)	(4,692)	(15,542)	(17,091)	(9,822)
Provision for income taxes	148	33	303	55	5

Loss before cumulative effect of change in accounting principle	(2,411)	(4,725)	(15,845)	(17,146)	(9,827)
Cumulative effect of change in accounting principle	—	—	—	280	—

Net loss	$(2,411)	$(4,725)	$(15,845)	$(17,426)	$(9,827)

Net loss per share, basic and diluted	$(0.04)	$(0.43)	$(0.59)	$(1.85)	$(1.71)

Shares used in computing basic and diluted net loss per share	63,452	10,989	26,977	9,401	5,760

(1)	Includes stock based compensation as follows:

	Three months ended December 31,		Year Ended December 31,
(in thousands)	2006	2005	2006	2005	2004
	(unaudited)
Cost of revenue	$322	$18	$520	$40	$1
Sales and marketing	2,447	205	4,636	482	78
Research and development	1,363	170	2,541	397	12
General and administrative	654	161	1,521	368	1

Total stock-based compensation	$4,786	$554	$9,218	$1,287	$92

(in thousands)	As of December 31, 2006		As of December 31, 2005 Actual	As of December 31, 2004 Actual
	Actual	As Adjusted (2)
		(unaudited)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$105,330	$170,060	$10,410	$23,380
Working capital	101,319	166,049	6,411	23,382
Total assets	150,769	215,499	23,644	26,838
Preferred stock warrant liability	—		594	—
Current and long-term debt	—	—	2,461	1,374
Convertible preferred stock	—	—	36,385	36,469
Common stock and additional paid-in-capital	162,033	226,763	10,130	612
Total stockholders’ equity (deficit)	108,980	173,710	(29,911)	(13,931)

(2)	The as adjusted column in the consolidated balance sheet data table above reflects our sale of 2,354,671 shares of common stock in this offering, at an assumed public offering price of $29.23 per share, which was the last sale price of our common stock as reported by the Nasdaq Global Market on February 14, 2007, and after deducting estimated underwriting discounts and commissions and offering expenses payable by us and the application of our net proceeds from this offering.

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should consider carefully the risks and uncertainties described below, together with all of the other information in this prospectus and our Annual Report, including our consolidated financial statements and related notes, before deciding whether to purchase shares of our common stock. If any of the following risks is realized, our business, financial condition, results of operations and prospects could be materially and adversely affected. In that event, the price of our common stock could decline and you could lose part or all of your investment.

Risks Related to Our Business and Industry

We compete in new and rapidly evolving markets and have a limited operating history, which make it difficult to predict our future operating results.

We were incorporated in May 2002 and shipped our first Steelhead appliance in May 2004. We have a limited operating history and offer a single line of products in an industry characterized by rapid technological change. It is very difficult to forecast our future operating results. You should consider and evaluate our prospects in light of the risks and uncertainty frequently encountered by early stage companies in rapidly evolving markets characterized by rapid technological change, changing customer needs, evolving industry standards and frequent introductions of new products and services. As we encounter rapidly changing customer requirements and increasing competitive pressures, we likely will be required to reposition our product and service offerings and introduce new products and services. We may not be successful in doing so in a timely and appropriately responsive manner, or at all. Furthermore, because we compete in an early stage market, many of our target customers have not purchased products similar to ours and might not have a specific budget for the purchase of our products and services. All of these factors make it difficult to predict our future operating results.

Our operating results may fluctuate significantly, which makes our future results difficult to predict and could cause our operating results to fall below expectations or our guidance.

Our operating results may fluctuate due to a variety of factors, many of which are outside of our control. As a result, comparing our operating results on a period-to-period basis may not be meaningful. You should not rely on our past results as an indication of our future performance. In addition, a significant portion of our quarterly sales typically occurs during the last month of the quarter, which we believe reflects customer buying patterns of products similar to ours and other products in the technology industry generally. As a result, our quarterly operating results are difficult to predict even in the near term. If our revenue or operating results fall below the expectations of investors or securities analysts or below any guidance we may provide to the market, the price of our common stock would likely decline substantially.

In addition to other risk factors listed in this “Risk Factors” section, factors that may affect our operating results include:

•	fluctuations in demand, including due to seasonality, for our products and services;

•	fluctuations in sales cycles and prices for our products and services;

•	reductions in customers’ budgets for information technology purchases and delays in their purchasing cycles;

•	the timing of recognizing revenue in any given quarter as a result of software revenue recognition rules;

•	the sale of our products in the timeframes we anticipate, including the number and size of orders in each quarter;

•	our ability to develop, introduce and ship in a timely manner new products and product enhancements that meet customer requirements;

•	the timing of product releases or upgrades by us or by our competitors;

•	any significant changes in the competitive dynamics of our markets, including new entrants or substantial discounting of products;

•	our ability to control costs, including our operating expenses and the costs of the components we purchase;

•	volatility in our stock price, which may lead to higher stock compensation expenses pursuant to Statement of Financial Accounting Standards No. 123(R); and

•	general economic conditions in our domestic and international markets.

We have a history of losses and we may not achieve profitability in the future.

We have not yet achieved profitability. We experienced a net loss of $15.8 million for the year ended December 31, 2006. As of December 31, 2006, our accumulated deficit was $47.3 million. We expect to continue to incur losses, and we may not become profitable for the foreseeable future, if ever. We expect to make significant expenditures related to the development of our business, including expenditures to hire additional personnel relating to sales and marketing and technology development. In addition, as a public company, we incur significant legal, accounting and other expenses that we did not incur as a private company. We would have to generate and sustain significantly increased revenue to achieve profitability. Our revenue growth trends in prior periods are not likely to be sustainable, and we may not achieve sufficient revenue to achieve or maintain profitability. We may incur significant losses in the future for a number of reasons, including those discussed in other risk factors and factors that we cannot foresee.

We face intense competition that could reduce our revenue and adversely affect our financial results.

The market for our products is highly competitive and we expect competition to intensify in the future. Other companies may introduce new products in the same markets we serve or intend to enter. This competition could result in increased pricing pressure, reduced profit margins, increased sales and marketing expenses and failure to increase, or the loss of, market share, any of which would likely seriously harm our business, operating results or financial condition.

Competitive products may in the future have better performance, lower prices and broader acceptance than our products. Many of our current or potential competitors have longer operating histories, greater name recognition, larger customer bases and significantly greater financial, technical, sales, marketing and other resources than we do. Potential customers may prefer to purchase from their existing suppliers rather than a new supplier regardless of product performance or features. Currently, we face competition from a number of established companies, including Cisco Systems (which acquired Actona Technologies), Juniper Networks (which acquired Peribit Networks), F5 Networks (which acquired Swan Labs), Packeteer (which acquired Tacit Networks) and Citrix Systems (which acquired Orbital Data). We also face competition from a large number of smaller private companies and new market entrants.

We expect increased competition from other established and emerging companies if our market continues to develop and expand. For example, third parties currently selling our products could market products and services that compete with our products and services. In addition, some of our competitors have made acquisitions or entered into partnerships or other strategic relationships with one another to offer a more comprehensive solution than they individually had offered. We expect this trend to continue as companies attempt to strengthen or maintain their market positions in an evolving industry and as companies enter into partnerships or are acquired. Many of the companies driving this consolidation trend have significantly greater financial, technical and other resources than we do and are better positioned to acquire and offer complementary products and technologies. The companies resulting from these possible consolidations may create more compelling product offerings and be able to offer greater pricing flexibility, making it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or product functionality. Continued industry consolidation may adversely impact customers’ perceptions of the viability of smaller and even medium-sized technology companies and consequently customers’ willingness to purchase from such companies. These pressures could materially adversely affect our business, operating results and financial condition.

We also face competitive pressures from other sources. For example, Microsoft has announced its intention to improve the performance of its software for remote office users. Our products are designed to improve the performance of many applications, including applications that are based on Microsoft protocols. Accordingly, improvements to Microsoft application protocols may reduce the need for our products, adversely affecting our business, operating results and financial condition. Improvement in other application protocols or in the Transmission Control Protocol (TCP), the underlying transport protocol for most WAN traffic, could have a similar effect. In addition, we market our products, in significant part, on the anticipated cost savings to be realized by organizations if they are able to avoid the purchase of costly IT infrastructure at remote sites by purchasing our products. To the extent other companies are able to reduce the costs associated with purchasing and maintaining servers, storage or applications to be operated at remote sites, our business, operating results and financial condition could be adversely affected.

We rely on indirect distribution partners, including value-added resellers, to sell our products, and disruptions to, or our failure to develop and manage, our distribution channels and the processes and procedures that support them effectively could adversely affect our business.

Our future success is highly dependent upon establishing and maintaining successful relationships with a variety of indirect distribution partners. A significant amount of our revenue is derived through indirect channel sales, and we expect indirect channel sales to continue to increase as a percentage of our total revenue. Accordingly, our revenue depends in large part on the effective performance of these channel partners. By relying on indirect channels, we may have little or no contact with the ultimate users of our products, thereby making it more difficult for us to establish brand awareness, ensure sell-through of our products necessary for us to recognize revenue, ensure proper delivery and installation of our products, service ongoing customer requirements and respond to evolving customer needs.

Recruiting and retaining qualified channel partners and training them in our technology and product offerings requires significant time and resources. In order to develop and expand our distribution channel, we must continue to scale and improve our processes and procedures that support our channel, including investment in systems and training, and those processes and procedures may become increasingly complex and difficult to manage. We have no long-term contracts or minimum purchase commitments with any of our value-added resellers or other indirect distributors, and our contracts with these channel partners do not prohibit them from offering products or services that compete with ours. Our competitors may be effective in providing incentives to existing and potential channel partners to favor their products or to prevent or reduce sales of our products. Our channel partners may choose not to offer our products exclusively or at all. Our failure to establish and maintain successful relationships with channel partners would likely materially adversely affect our business, operating results and financial condition.

We rely on third parties to perform shipping and other logistics functions on our behalf. A failure or disruption at a logistics partner would adversely impact our business.

Currently, we use third party logistics partners to perform storage, packaging, shipment and handling for us. We intend to utilize additional logistics service providers in connection with any expansion of our international sales. Although the logistics services required by us may be readily available from a number of providers, it is time consuming and costly to qualify and implement these relationships. Therefore, if one or more of our logistics partners suffers an interruption in its business, or experiences delays, disruptions or quality control problems in its operations, or we have to change or add additional logistics partners, our ability to ship products to our customers would be delayed and our business, operating results and financial condition would be adversely affected.

If functionality similar to that offered by our products is incorporated into existing network infrastructure products, organizations may decide against adding our appliances to their network, which would have an adverse effect on our business.

Other providers of network infrastructure products are offering or announcing functionality aimed at addressing the problems addressed by our products. For example, Cisco Systems has communicated its intent to incorporate WAN optimization functionality into certain of its router products. The inclusion of, or the announcement of intent to include, functionality perceived to be similar to that offered by our products in products that are already generally accepted as necessary components of network architecture may have an adverse effect on our ability to market and sell our products. Furthermore, even if the functionality offered by other network infrastructure providers is more limited than our products, a significant number of customers may elect to accept such limited functionality in lieu of adding additional appliances from an additional vendor. Many organizations have invested substantial personnel and financial resources to design and operate their networks and have established deep relationships with other providers of network infrastructure products, which may make them reluctant to add new components to their networks, particularly from new vendors. In addition, an organization’s existing vendors or new vendors with a broad product offering may be able to offer concessions that we are not able to match because we currently offer only a single line of products and have fewer resources than many of our competitors. If organizations are reluctant to add additional network infrastructure from new vendors or otherwise decide to work with their existing vendors, our business, operating results and financial condition will be adversely affected.

If we are unable to protect our intellectual property rights, our competitive position could be harmed or we could be required to incur significant expenses to enforce our rights.

We depend on our ability to protect our proprietary technology. We rely on trade secret, patent, copyright and trademark laws and confidentiality agreements with employees and third parties, all of which offer only limited protection. Despite our efforts, the steps we have taken to protect our proprietary rights may not be adequate to preclude misappropriation of our proprietary information or infringement of our intellectual property rights, and our ability to police such misappropriation or infringement is uncertain, particularly in countries outside of the United States. Further, with respect to patent rights, we do not know whether any of our pending patent applications will result in the issuance of patents or whether the examination process will require us to narrow our claims, and even if patents are issued, they may be contested, circumvented or invalidated over the course of our business. Moreover, the rights granted under any issued patents may not provide us with proprietary protection or competitive advantages, and, as with any technology, competitors may be able to develop similar or superior technologies to our own now or in the future. Protecting against the unauthorized use of our products, trademarks and other proprietary rights is expensive, difficult and, in some cases, impossible. Litigation may be necessary in the future to enforce or defend our intellectual property rights, to protect our trade secrets or to determine the validity and scope of the proprietary rights of others. Such litigation could result in substantial costs and diversion of management resources, either of which could harm our business, operating results and financial condition. Furthermore, many of our current and potential competitors have the ability to dedicate substantially greater resources to enforce their intellectual property rights than we do. Accordingly, despite our efforts, we may not be able to prevent third parties from infringing upon or misappropriating our intellectual property.

Claims by others that we infringe their proprietary technology could harm our business.

Third parties could claim that our products or technology infringe their proprietary rights. We expect that infringement claims may increase as the number of products and competitors in our market increases and overlaps occur. In addition, to the extent that we gain greater visibility and market exposure as a public company, we face a higher risk of being the subject of intellectual property infringement claims. Any claim of infringement by a third party, even those without merit, could cause us to incur substantial costs defending against the claim, and could distract our management from our business. Furthermore, a party making such a claim, if successful, could secure a judgment that requires us to pay substantial damages. A judgment could also include an injunction or other court order that could prevent us from offering our products. In addition, we might be required to seek a license for the use of such intellectual property, which may not be available on commercially reasonable terms or at all. Alternatively, we may be required to develop non-infringing technology, which could require significant effort and expense and may ultimately not be successful. Any of these events could seriously harm our business, operating results and financial condition. Third parties may also assert infringement claims against our customers and channel partners. Any of these claims would require us to initiate or defend potentially protracted and costly litigation on their behalf, regardless of the merits of these claims, because we generally indemnify our customers and channel partners from claims of infringement of proprietary rights of third parties. If any of these claims succeed, we may be forced to pay damages on behalf of our customers or channel partners, which could have a material adverse effect on our business, operating results and financial condition.

Our sales cycles can be long and unpredictable, and our sales efforts require considerable time and expense. As a result, our sales are difficult to predict and may vary substantially from quarter to quarter, which may cause our operating results to fluctuate significantly.

The timing of our revenue is difficult to predict. Our sales efforts involve educating our customers about the use and benefit of our products, including their technical capabilities and potential cost savings to an organization. Customers typically undertake a significant evaluation process that has in the past resulted in a lengthy sales cycle, in some cases over twelve months. We spend substantial time, effort and money in our sales efforts without any assurance that our efforts will produce any sales. In addition, product purchases are frequently subject to budget constraints, multiple approvals, and unplanned administrative, processing and other delays. If sales expected from a specific customer for a particular quarter are not realized in that quarter or at all, our business, operating results and financial condition could be materially adversely affected.

We are susceptible to shortages or price fluctuations in our supply chain. Any shortages or price fluctuations in components used in our products could delay shipment of our products, which could materially adversely affect our business.

Shortages in components that we use in our products are possible and our ability to predict the availability of such components may be limited. Some of these components are available only from single or limited sources of supply. For example, our Steelhead appliances depend on network bypass cards to provide a fail-to-wire capability. These bypass cards use high speed relays available only from a single vendor. Significant time and effort would be required to locate a new vendor for this component, if available at all. In addition, our ability to timely deliver products to our customers would be materially adversely impacted if we needed to qualify replacements for the systems, motherboards, chassis and storage adapters used in our Steelhead appliances. We would be similarly affected by shortages in the availability, or the complete unavailability, of the central processing units, bypass cards, disks, fans and power supplies that we use in our appliances. Specifically, the unavailability of any of these components would prevent us from shipping products because each of these components is necessary to the proper functioning of our appliances. In addition, the lead times associated with certain components are lengthy and preclude rapid changes in quantity requirements and delivery schedules.

Any growth in our business or the economy is likely to create greater pressures on us and our suppliers to project overall component demand accurately and to establish optimal component inventory levels. In addition, increased demand by third parties for the components we use in our products may lead to decreased availability and higher prices for those components. We carry very little inventory of our products and product components, and we rely on our suppliers to deliver necessary components to our contract manufacturers in a timely manner based on forecasts we provide. We rely on purchase orders rather than long-term contracts with our suppliers. As a result, even if available, we may not be able to secure sufficient components at reasonable prices or of acceptable quality to build products in a timely manner, which would seriously impact our ability to deliver products to our customers, and our business, operating results and financial condition would be adversely affected.

If we fail to predict accurately our manufacturing requirements, we could incur additional costs or experience manufacturing delays which would harm our business. We are dependent on contract manufacturers with whom we do not have long-term supply contracts, and changes to those relationships, expected or unexpected, may result in delays or disruptions that could harm our business.

We depend on independent contract manufacturers who use standard components to manufacture and assemble our products. We rely on purchase orders with all of our contract manufacturers and do not have long-term supply arrangements with any of them. As a result, our contract manufacturers are not obligated to supply products to us for any specific period, in any specific quantity or at any specific price. Our orders may represent a relatively small percentage of the overall orders received by our contract manufacturers from their customers. As a result, fulfilling our orders may not be considered a priority by one or more of our contract manufacturers in the event the contract manufacturer is constrained in its ability to fulfill all of its customer obligations in a timely manner. We provide demand forecasts to our contract manufacturers. If we overestimate our requirements, the contract manufacturers may assess charges or we may have liabilities for excess inventory, each of which could negatively affect our gross margins. Conversely, because lead times for required materials and components vary significantly and depend on factors such as the specific supplier, contract terms and the demand for each component at a given time, if we underestimate our requirements, the contract manufacturers may have inadequate materials and components required to produce our products, which could interrupt manufacturing of our products and result in delays in shipments and deferral or loss of revenue.

Although the contract manufacturing services required to manufacture and assemble our products may be readily available from a number of established manufacturers, it is time consuming and costly to qualify and implement contract manufacturer relationships. Therefore, if one or more of our contract manufacturers suffers an interruption in its business, or experiences delays, disruptions or quality control problems in its manufacturing operations, or we have to change or add additional contract manufacturers, our ability to ship products to our customers would be delayed and our business, operating results and financial condition would be adversely affected.

If we lose key personnel or are unable to attract and retain personnel on a cost-effective basis, our business would be harmed.

Our success is substantially dependent upon the performance of our senior management and key technical and sales personnel. Our management and employees can terminate their employment at any time, and the loss of the services of one or more of our executive officers or other key employees could harm our business. Our success also is substantially dependent upon our ability to attract additional personnel for all areas of our organization, particularly in our sales, research and development and customer service departments. Competition for qualified personnel is intense, and we may not be successful in attracting and retaining such personnel on a timely basis, on competitive terms, or at all. If we are unable to attract and retain the necessary technical, sales and other personnel on a cost-effective basis, our business, operating results and financial condition would be adversely affected.

We may not generate positive returns on our research and development investments.

Developing our products is expensive, and the investment in product development may involve a long payback cycle. In the year ended December 31, 2006, our research and development expenses were $19.2 million, or approximately 21% of our total revenue. Our future plans include significant investments in research and development and related product opportunities. We believe that we must continue to dedicate a significant amount of resources to our research and development efforts to maintain our competitive position. These investments may take several years to generate positive returns, if ever.

Our ability to sell our products is highly dependent on the quality of our support and services offerings, and our failure to offer high quality support and services would have a material adverse effect on our sales and results of operations.

Once our products are deployed within our customers’ networks, our customers depend on our support organization to resolve any issues relating to our products. A high level of support is critical for the successful marketing and sale of our products. If we or our channel partners do not effectively assist our customers in deploying our products, succeed in helping our customers quickly resolve post-deployment issues, and provide effective ongoing support, it would adversely affect our ability to sell our products to existing customers and could harm our reputation with potential customers. In addition, as we expand our operations internationally, our support organization will face additional challenges including those associated with delivering support, training and documentation in languages other than English. As a result, our failure to maintain high quality support and services would have a material adverse effect on our business, operating results and financial condition.

If we fail to manage future growth effectively, our business would be harmed.

We have expanded our operations significantly since inception and anticipate that further significant expansion will be required. This future growth, if it occurs, will place significant demands on our management, infrastructure and other resources. To manage any future growth, we will need to hire, integrate and retain highly skilled and motivated employees. We will also need to continue to improve our financial and management controls, reporting systems and procedures. We are currently converting to a new enterprise resource planning software system that will replace a substantial majority of our finance, sales and inventory management systems. We may encounter delays or difficulties in converting to the new enterprise resource planning system, including loss of data and decreases in productivity as our personnel become familiar with new systems. If we experience delays or difficulties in implementing the new enterprise resource planning system or other systems and procedures, our ability to properly run our business could be adversely affected. If we do not effectively manage our growth, our business, operating results and financial condition would be adversely affected.

If we do not successfully anticipate market needs and develop products and product enhancements that meet those needs, or if those products do not gain market acceptance, our business and financial results will be adversely affected.

We may not be able to anticipate future market needs or be able to develop new products or product enhancements to meet such needs. For example, our failure to address additional application-specific protocols, particularly if our competitors are able to provide such functionality, could adversely affect our business. In addition, any new products or product enhancements that we introduce may not achieve any significant degree of market acceptance or be accepted into our sales channel by our channel partners, which would adversely affect our business, operating results and financial condition.

Organizations are increasingly concerned with the security of their data, and to the extent they elect to encrypt data being transmitted from the point of the end-user, rather than only across the WAN, our products will become less effective.

Our products are designed to remove the redundancy associated with repeated data requests over a WAN, either through a private network or a virtual private network (VPN). The ability of our products to reduce such redundancy depends on our products’ ability to recognize the data being requested. Our products currently do not detect repeated data patterns if the data is encrypted as it passes through our Steelhead appliances. Since most organizations currently encrypt most of their data transmissions only between sites and not on the LAN, the data is not encrypted when it passes through our appliances. If more organizations elect to encrypt their data transmissions from the end-user to the server, our products will offer little performance improvement unless we are successful in incorporating additional functionality into our appliances that address those encrypted transmissions. Our failure to provide such additional functionality could adversely affect our business, operating results and financial condition.

Adverse economic conditions or reduced information technology spending may adversely impact our business.

Our business depends on the overall demand for information technology, and in particular for Wide-area Data Services, and on the economic health of our current and prospective customers. The market we serve is emerging and the purchase of our products involves material changes to established purchasing patterns and policies. In addition, the purchase of our products is often discretionary and may involve a significant commitment of capital and other resources. Weak economic conditions, or a reduction in information technology spending even if economic conditions improve, would likely adversely impact our business, operating results and financial condition in a number of ways, including longer sales cycles, lower prices for our products and services and reduced unit sales.

If our products do not interoperate with our customers’ networks, installations will be delayed or cancelled, which would harm our business.

Our products must interoperate with our customers’ existing networks, which often have different specifications, utilize multiple protocol standards and products from multiple vendors, and contain multiple generations of products that have been added over time. If we find errors in the existing software or defects in the hardware used in our customers’ networks or problematic network configurations or settings, as we have in the past, we may have to modify our software or hardware so that our products will interoperate with our customers’ networks. This could cause longer installation times for our products and could cause order cancellations, either of which would adversely affect our business, operating results and financial condition.

Our products are highly technical and may contain undetected software or hardware errors, which could cause harm to our reputation and adversely affect our business.

Our products, including software product upgrades and releases, are highly technical and complex and, when deployed, are critical to the operation of many networks. Our products have contained and may contain undetected errors, defects or security vulnerabilities. Some errors in our products may only be discovered after a product has been installed and used by customers. Any errors, defects or security vulnerabilities discovered in our products after commercial release could result in loss of revenue or delay in revenue recognition, loss of customers and increased service and warranty cost, any of which could adversely affect our business, operating results and financial condition. In addition, we could face claims for product liability, tort or breach of warranty, including claims relating to changes to our products made by our channel partners. Our contracts with customers contain provisions relating to warranty disclaimers and liability limitations, which may not be upheld. Defending a lawsuit, regardless of its merit, is costly and may divert management’s attention and adversely affect the market’s perception of us and our products. In addition, if our business liability insurance coverage proves inadequate or future coverage is unavailable on acceptable terms or at all, our business, operating results and financial condition could be adversely impacted.

We may engage in future acquisitions that could disrupt our business, cause dilution to our stockholders and harm our business, operating results and financial condition.

In the future we may acquire other businesses, products or technologies. We have not made any acquisitions to date. Our ability as an organization to make acquisitions is unproven. We may not be able to find suitable acquisition candidates and we may not be able to complete acquisitions on favorable terms, if at all. If we do complete acquisitions, we may not ultimately strengthen our competitive position or achieve our goals, or may be viewed negatively by customers, financial markets or investors. In addition, any acquisitions that we make could lead to difficulties in integrating personnel and operations from the acquired businesses and in retaining and motivating key personnel from these businesses. Acquisitions may disrupt our ongoing operations, divert management from day-to-day responsibilities, increase our expenses and adversely impact our business, operating results and financial condition. Future acquisitions may reduce our cash available for operations and other uses and could result in an increase in amortization expense related to identifiable assets acquired, potentially dilutive issuances of equity securities or the incurrence of debt, which could harm our business, operating results and financial condition.

Our international sales and operations subject us to additional risks that may adversely affect our operating results.

In 2005, we derived approximately 18% of our revenue from customers outside the United States. This number increased to approximately 27% in 2006. We have sales and technical support personnel in numerous countries worldwide. We expect to continue to add personnel in additional countries. Our international operations subject us to a variety of risks, including:

•	the difficulty of managing and staffing international offices and the increased travel, infrastructure and legal compliance costs associated with multiple international locations;

•	difficulties in enforcing contracts and collecting accounts receivable, and longer payment cycles, especially in emerging markets;

•	tariffs and trade barriers and other regulatory or contractual limitations on our ability to sell or develop our products in certain foreign markets;

•	increased exposure to foreign currency exchange rate risk; and

•	reduced protection for intellectual property rights in some countries.

International customers may also require that we localize our products. The product development costs for localizing the user interface of our products, both graphical and textual, could be a material expense to us if the software requires extensive modifications. To date, such changes have not been extensive and the costs have not been material.

As we continue to expand our business globally, our success will depend, in large part, on our ability to anticipate and effectively manage these and other risks associated with our international operations. Our failure to manage any of these risks successfully could harm our international operations and reduce our international sales, adversely affecting our business, operating results and financial condition.

Our use of open source and third-party software could impose limitations on our ability to commercialize our products.

We incorporate open source software into our products. Although we monitor our use of open source closely, the terms of many open source licenses have not been interpreted by United States courts, and there is a risk that such licenses could be construed in a manner that could impose unanticipated conditions or restrictions on our ability to commercialize our products. In such event, we could be required to seek licenses from third parties in order to continue offering our products, to re-engineer our products or to discontinue the sale of our products in the event re-engineering cannot be accomplished on a timely basis, any of which could adversely affect our business, operating results and financial condition.

We also incorporate certain third-party technologies, including software programs, into our products and may need to utilize additional third-party technologies in the future. However, licenses to relevant third-party technology may not continue to be available to us on commercially reasonable terms, or at all. Therefore, we could face delays in product releases until equivalent technology can be identified, licensed or developed, and integrated into our current products. These delays, if they occur, could materially adversely affect our business, operating results and financial condition. We currently use third-party software programs in our Steelhead appliances and our Central Management Console appliances. For example, in our Steelhead appliances, we use third party software to configure a storage adapter for specific redundant disk setups as well as to initialize and diagnose hardware on certain models and in our Central Management Console appliances we use third party software to help manage statistics and reporting. Each of these software programs is currently available from only one vendor. As a result, any disruption in our access to these software programs could result in significant delays in our product releases and could require substantial effort to locate or develop a replacement program. If we decide in the future to incorporate into our appliances any other software program licensed from a third party, and the use of such software program is necessary for the proper operation of our appliances, then our loss of any such license would similarly adversely affect our ability to release our products in a timely fashion.

We are subject to governmental export and import controls that could subject us to liability or impair our ability to compete in international markets.

Our products are subject to U.S. export controls and may be exported outside the U.S. only with the required level of export license or through an export license exception, because we incorporate encryption technology into our products. In addition, various countries regulate the import of certain encryption technology and have enacted laws that could limit our ability to distribute our products or could limit our customers’ ability to implement our products in those countries. Changes in our products or changes in export and import regulations may create delays in the introduction of our products in international markets, prevent our customers with international operations from deploying our products throughout their global systems or, in some cases, prevent the export or import of our products to certain countries altogether. Any change in export or import regulations or related legislation, shift in approach to the enforcement or scope of existing regulations, or change in the countries, persons or technologies targeted by such regulations, could result in decreased use of our products by, or in our decreased ability to export or sell our products to, existing or potential customers with international operations. For example, we will need to comply with Waste Electrical and Electronic Equipment Directive laws, which are being adopted by certain European Economic Area countries on a country-by-country basis. Failure to comply with these and similar laws on a timely basis, or at all, could have a material adverse effect on our business, operating results and financial condition. Any decreased use of our products or limitation on our ability to export or sell our products would likely adversely affect our business, operating results and financial condition.

We incur significant costs as a result of operating as a public company, and our management devotes substantial time to new compliance initiatives.

We incur significant legal, accounting and other expenses as a public company, including costs resulting from regulations regarding corporate governance practices. For example, the listing requirements of the Nasdaq Stock Market’s Global Market require that we satisfy certain corporate governance requirements relating to independent directors, audit committees, distribution of annual and interim reports, stockholder meetings, stockholder approvals, solicitation of proxies, conflicts of interest, stockholder voting rights and codes of conduct. Our management and other personnel devote a substantial amount of time to these compliance initiatives. Moreover, these rules and regulations have increased our legal and financial compliance costs and will make some activities more time-consuming and costly. For example, these rules and regulations could make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees or as executive officers.

In addition, the Sarbanes-Oxley Act requires, among other things, that we maintain effective internal control over financial reporting and disclosure controls and procedures. In particular, for the year ending December 31, 2007, we must perform system and process evaluation and testing of our internal control over financial reporting to allow management and our independent registered public accounting firm to report on the effectiveness of our internal control over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act. Our testing, or the subsequent testing by our independent registered public accounting firm, may reveal deficiencies in our internal control over financial reporting that are deemed to be material weaknesses. Our compliance with Section 404 will require that we incur substantial expense and expend significant management time on compliance-related issues. Moreover, if we are not able to comply with the requirements of Section 404 in a timely manner, or if we or our independent registered public accounting firm identify deficiencies in our internal control over financial reporting that are deemed to be material weaknesses, the market price of our stock would likely decline and we could be subject to sanctions or investigations by the Nasdaq Stock Market’s Global Market, the SEC or other regulatory authorities, which would require additional financial and management resources.

If we need additional capital in the future, it may not be available to us on favorable terms, or at all.

We have historically relied on outside financing and cash flow from operations to fund our operations, capital expenditures and expansion. We may require additional capital from equity or debt financing in the future to fund our operations or respond to competitive pressures or strategic opportunities. We may not be able to secure timely additional financing on favorable terms, or at all. The terms of any additional financing may place limits on our financial and operating flexibility. If we raise additional funds through further issuances of equity, convertible debt securities or other securities convertible into equity, our existing stockholders could suffer significant dilution in their percentage ownership of our company, and any new securities we issue could have rights, preferences and privileges senior to those of holders of our common stock, including shares of common stock in this offering. If we are unable to obtain adequate financing or financing on terms satisfactory to us, if and when we require it, our ability to grow or support our business and to respond to business challenges could be significantly limited.

Our business is subject to the risks of earthquakes, fire, floods and other natural catastrophic events, and to interruption by manmade problems such as computer viruses or terrorism.

Our corporate headquarters are located in the San Francisco Bay Area, a region known for seismic activity. A significant natural disaster, such as an earthquake, fire or a flood, could have a material adverse impact on our business, operating results and financial condition. In addition, our servers are vulnerable to computer viruses, break-ins and similar disruptions from unauthorized tampering with our computer systems. In addition, acts of terrorism or war could cause disruptions in our or our customers’ business or the economy as a whole. To the extent that such disruptions result in delays or cancellations of customer orders, or the deployment of our products, our business, operating results and financial condition would be adversely affected.

Risks Related to this Offering and Ownership of Our Common Stock

The trading price of our common stock has been volatile and is likely to be volatile in the future, and you might not be able to sell your shares at or above the public offering price.

The trading prices of the securities of technology companies have been highly volatile. Further, our common stock has a limited trading history. Since our initial public offering in September 2006 through February 14, 2007, our stock price has fluctuated from a low of $13.60 to a high of $36.25. Factors affecting the trading price of our common stock could include:

•	variations in our operating results;

•	announcements of technological innovations, new services or service enhancements, strategic alliances or significant agreements by us or by our competitors;

•	the gain or loss of significant customers;

•	recruitment or departure of key personnel;

•	changes in the estimates of our operating results or changes in recommendations by any securities analysts who follow our common stock;

•	significant sales, or announcement of significant sales, of our common stock by us or our stockholders;

•	market conditions in our industry, the industries of our customers and the economy as a whole;

•	adoption or modification of regulations, policies, procedures or programs applicable to our business; and

•	the expiration of lock-up agreements.

In addition, if the market for technology stocks or the stock market in general experiences loss of investor confidence, the trading price of our common stock could decline for reasons unrelated to our business, operating results or financial condition. The trading price of our common stock might also decline in reaction to events that affect other companies in our industry even if these events do not directly affect us. Each of these factors, among others, could have a material adverse effect on your investment in our common stock. Some companies that have had volatile market prices for their securities have had securities class actions filed against them. If a suit were filed against us, regardless of its merits or outcome, it could result in substantial costs and divert management’s attention and resources. This could have a material adverse effect on our business, operating results and financial condition.

A significant portion of our outstanding common stock will soon be released from restrictions on resale and may be sold in the market in the near future. Future sales of shares by existing stockholders, including sales pursuant to this offering, could cause our stock price to decline.

If our existing stockholders, particularly our directors, their affiliated venture capital funds and our executive officers, sell substantial amounts of our common stock in the public market, or are perceived by the public market as intending to sell, the trading price of our common stock could decline significantly. Based on shares outstanding as of December 31, 2006, upon completion of this offering we will have 68,534,957 shares of common stock outstanding, assuming no exercise of the underwriters’ over-allotment option. Of these shares, 15,090,321 shares, consisting of the 5,000,000 shares being sold in this offering and the 10,090,321 shares sold in our initial public offering, will be freely tradable without restriction in the public market immediately following the closing of this offering.

The remaining 53,444,636 shares, or 78.0% of our outstanding shares after this offering, that are currently subject to market standoff agreements entered into by our stockholders with us or contractual lock-up agreements entered into by our stockholders with the underwriters in connection with our initial public offering will become freely tradeable in the public market on March 20, 2007, subject to extension or reduction as described below, upon the expiration of the restrictions contained in these market standoff agreements and contractual lock-up agreements except for shares of common stock held by directors, executive officers and our other affiliates which will be subject to volume limitations under Rule 144 of the Securities Act and, in certain cases, various vesting arrangements. Of these shares, 24,591,119 shares, or 35.9% of our outstanding shares after this offering, are subject to additional contractual lock-up agreements entered into by the selling stockholders with the underwriters for this offering and will not be able to be sold in the public market until after the later of (1) May 1, 2007 and (2) the second full trading day after we release earnings for the quarter ending March 31, 2007. Goldman, Sachs & Co. currently does not anticipate shortening or waiving any of the lock-up agreements, other than releasing the selling stockholders and the company to sell shares in this offering, and does not have any pre-established conditions for such modifications or waivers. Goldman, Sachs & Co. may, however, release for sale in the public market all or any portion of the shares subject to the lock-up agreements.

The contractual lock-up periods referred to above for lock-up agreements entered into in connection with our initial public offering (but not this offering) may be extended or reduced if we announce, or are scheduled to announce, earnings or other material news or event within 15 days before or after March 19, 2007. If during the 15 days prior to March 19, 2007 we issue an earnings release or announce material news or a material event, the applicable contractual lock-up period will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the announcement of the material news or material event. Prior to March 19, 2007, if we announce that we will release earnings results during the 15-day period following March 19, 2007, the lock-up restrictions on resale will expire on the day 18 days prior to the scheduled earnings release so long as we issue a press release and accompanying current report on Form 8-K announcing the early release date at least three days before the early release date. If we do not publicly announce the early release date by such time, the lock-up restrictions will instead continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release. See the section titled “Shares Eligible for Future Sale” for a discussion of these and other transfer restrictions.

Some of our existing stockholders and the holder of our outstanding warrant have demand and piggyback rights to require us to register with the SEC up to 37,629,099 shares of our common stock upon completion of this offering. If we register these shares of common stock, the stockholders would be able to sell those shares freely in the public market, subject to the market standoff agreements and the lock-up agreements described above. These registration rights have been waived with respect to this offering.

We have also registered 11,887,987 shares of our common stock that we have issued or may issue under our equity plans. These shares can be freely sold in the public market upon issuance, subject to vesting restrictions, the market standoff agreements and the lock-up agreements described above. For additional information, see the section titled “Shares Eligible for Future Sale.”

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, our stock price and trading volume could decline.

The trading market for our common stock will continue to depend in part on the research and reports that securities or industry analysts publish about us or our business, including securities analysts employed by our underwriters who are currently prohibited under rules of the NASD from publishing research about us or our business for a limited period of time. If we do not continue to maintain adequate research coverage or if one or more of the analysts who covers us downgrades our stock or publishes inaccurate or unfavorable research about our business, our stock price would likely decline. If one or more of these analysts ceases coverage of our company or fails to publish reports on us regularly, demand for our stock could decrease, which could cause our stock price and trading volume to decline.

Insiders have substantial control over us and will be able to influence corporate matters.

Upon completion of this offering, our directors and executive officers and their affiliates beneficially owned, in the aggregate, approximately 65.8% of our outstanding common stock assuming no exercise of the underwriters’ over-allotment option. As a result, these stockholders will be able to exercise significant influence over all matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions, such as a merger or other sale of our company or its assets. This concentration of ownership could limit your ability to influence corporate matters and may have the effect of delaying or preventing a third party from acquiring control over us. For information regarding the ownership of our outstanding stock by our executive officers and directors and their affiliates, see the section titled “Principal and Selling Stockholders.”

If you purchase shares of common stock sold in this offering, you will experience substantial dilution as a result of this offering and future equity issuances.

The public offering price per share in this offering is substantially higher than the pro forma net tangible book value per share of our common stock outstanding prior to this offering. As a result, investors purchasing common stock in this offering will experience immediate substantial dilution of $26.71 per share. In addition, we have issued options to acquire common stock at prices significantly below the public offering price. To the extent outstanding options are ultimately exercised, there will be further dilution to investors in this offering. This dilution is due in large part to the fact that our earlier investors paid substantially less than the public offering price when they purchased their shares of common stock. In addition, if the underwriters exercise their over-allotment option, if the outstanding warrant to purchase our common stock is exercised, or if we issue additional equity securities, you will experience additional dilution.

Anti-takeover provisions in our charter documents and Delaware law could discourage, delay or prevent a change in control of our company and may affect the trading price of our common stock.

We are a Delaware corporation and the anti-takeover provisions of the Delaware General Corporation Law may discourage, delay or prevent a change in control by prohibiting us from engaging in a business combination with an interested stockholder for a period of three years after the person becomes an interested stockholder, even if a change in control would be beneficial to our existing stockholders. In addition, our restated certificate of incorporation and amended and restated bylaws may discourage, delay or prevent a change in our management or control over us that stockholders may consider favorable. Our restated certificate of incorporation and amended and restated bylaws:

•	authorize the issuance of “blank check” preferred stock that could be issued by our board of directors to thwart a takeover attempt;

•

establish a classified board of directors, as a result of which the successors to the directors whose terms have expired will be elected to serve from the time of election and qualification until the third annual meeting following their election;

•	require that directors only be removed from office for cause and only upon a supermajority stockholder vote;

•	provide that vacancies on the board of directors, including newly created directorships, may be filled only by a majority vote of directors then in office;

•	limit who may call special meetings of stockholders;

•	prohibit stockholder action by written consent, requiring all actions to be taken at a meeting of the stockholders; and

•	require supermajority stockholder voting to effect certain amendments to our restated certificate of incorporation and amended and restated bylaws.

For more information regarding these and other provisions, see the section titled “Description of Capital Stock — Anti-Takeover Effects of Our Charter and Bylaws and Delaware Law.”

Our management will have broad discretion over the use of the proceeds we receive in this offering and might not apply the proceeds in ways that increase the value of your investment.

Our management will have broad discretion to use the net proceeds from this offering, and you will be relying on the judgment of our management regarding the application of these proceeds. Our management might not apply the net proceeds of this offering in ways that increase the value of your investment. We expect to use the net proceeds from this offering for general corporate purposes, including working capital and capital expenditures, which may in the future include investments in, or acquisitions of, complementary businesses, services or technologies. We have not allocated these net proceeds for any specific purposes. Our management might not be able to yield a significant return, if any, on any investment of these net proceeds. You will not have the opportunity to influence our decisions on how to use the net proceeds from this offering.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus includes forward-looking statements that relate to future events or our future financial performance and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. Words such as, but not limited to, “believe,” “expect,” “anticipate,” “estimate,” “intend,” “plan,” “targets,” “likely,” “will,” “would,” “could,” and similar expressions or phrases identify forward-looking statements. Forward-looking statements include, but are not limited to, statements about:

•	anticipated trends and challenges in our business and the markets in which we operate;

•	our ability to anticipate market needs or develop new or enhanced products to meet those needs;

•	expected adoption of our products;

•	our ability to scale our distribution channel;

•	our ability to compete in our industry and innovation by our competitors;

•	our ability to protect our confidential information and intellectual property rights;

•	our ability to successfully identify and manage any potential acquisitions;

•	our ability to manage expansion into international markets;

•	our need to obtain additional funding and our ability to obtain funding in the future on acceptable terms;

•	our expectations regarding the use of proceeds from this offering;

•	our ability to hire and retain key personnel or qualified sales and marketing and technical staff; and

•	our ability to manage growth.

All forward-looking statements involve risks, assumptions and uncertainties. The occurrence of the events described, and the achievement of the expected results, depend on many events, some or all of which are not predictable or within our control. Actual results may differ materially from expected results. See the section titled “Risk Factors” and elsewhere in this prospectus for a more complete discussion of these risks, assumptions and uncertainties and for other risks and uncertainties. These risks, assumptions and uncertainties are not necessarily all of the important factors that could cause actual results to differ materially from those expressed in any of our forward-looking statements. Other unknown or unpredictable factors also could harm our results. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this prospectus might not occur. We undertake no obligation, and specifically decline any obligation, to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

USE OF PROCEEDS

We estimate that our net proceeds from the sale of the common stock that we are offering will be approximately $64.7 million, based on an assumed public offering price of $29.23 per share, which was the last sale price of our common stock as reported by the Nasdaq Global Market on February 14, 2007, and after deducting estimated underwriting discounts and commissions and estimated offering expenses that we must pay. If the underwriters’ option to purchase additional shares in this offering is exercised in full we estimate that our net proceeds will be approximately $85.7 million, based on the same assumptions and estimates. We will not receive any proceeds from the sale of shares of common stock by the selling stockholders.

We intend to use the net proceeds to us from this offering for working capital and other general corporate purposes, including to finance our growth, develop new products and fund capital expenditures. In addition, we may choose to expand our current business through acquisitions of other businesses, products or technologies. However, we do not have agreements or commitments for any specific acquisitions at this time.

Pending use of proceeds from this offering, we intend to invest the proceeds in a variety of capital preservation investments, principally government securities.

PRICE RANGE OF COMMON STOCK

Our common stock has traded on the Nasdaq Global Market under the symbol “RVBD” since it began trading on September 21, 2006. Our initial public offering was priced at $9.75 per share on September 20, 2006. The following table sets forth, for the time period indicated, the high and low sales prices of our common stock as reported on the Nasdaq Global Market.

	High	Low
Third Quarter 2006 (from September 21, 2006)	$19.70	$13.60
Fourth Quarter 2006	$35.17	$17.52
First Quarter 2007 (through February 14, 2007)	$36.25	$28.06

On February 14, 2007 the last reported sale price of our common stock on the Nasdaq Global Market was $29.23.

DIVIDEND POLICY

We have never declared or paid cash dividends on our common or preferred equity. We currently do not anticipate paying any cash dividends in the foreseeable future. Any future determination to declare cash dividends will be made at the discretion of our board of directors and will depend on our financial condition, results of operations, capital requirements, general business conditions and other factors that our board of directors may deem relevant.

CAPITALIZATION

The following table sets forth the following information:

•	our actual cash and cash equivalents and capitalization as of December 31, 2006; and

•

our as adjusted cash and cash equivalents and capitalization reflecting the receipt of the estimated net proceeds from the sale of the 2,354,671 shares of common stock offered by us in this offering, which excludes shares that may be subject to the underwriters’ over-allotment option.

You should read this table in conjunction with the sections titled “Selected Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included in our Annual Report which is incorporated by reference into the registration statement of which this prospectus is a part.

	As of December 31, 2006
(in thousands, except per share data)	Actual	As Adjusted
		(unaudited)
Cash and cash equivalents	$105,330	$170,060

Stockholders’ equity:
Common stock and additional paid-in-capital, $0.0001 par value: 600,000 shares authorized, 66,180 shares issued and outstanding actual; 600,000 shares authorized, 68,535 shares issued and outstanding as adjusted	162,033	226,763
Preferred stock, $0.0001 par value: 30,000 shares authorized, no shares issued and outstanding actual; 30,000 shares authorized, no shares issued and outstanding as adjusted	—	—
Deferred stock-based compensation	(5,704)	(5,704)
Accumulated deficit	(47,333)	(47,333)
Accumulated other comprehensive loss	(16)	(16)

Total stockholders’ equity	$108,980	$173,710

Total capitalization	$108,980	$173,710

If the underwriters’ over-allotment option were exercised in full, as adjusted cash and cash equivalents, common stock and additional paid-in-capital, stockholders’ equity and shares issued and outstanding as of December 31, 2006 would be $191.0 million, $247.7 million, $194.6 million and 69,284,957, respectively.

This table excludes the following shares:

•	7,043,869 shares of common stock issuable upon exercise of stock options outstanding as of December 31, 2006, at a weighted average exercise price of $6.18 per share;

•	32,967 shares of common stock issuable upon the exercise of a warrant outstanding as of December 31, 2006, at an exercise price of $0.455 per share;

•

4,832,859 shares of common stock reserved for future issuance under our stock-based compensation plans, consisting of 2,832,859 shares of common stock reserved for issuance under our 2006 Equity Incentive Plan, 500,000 shares of common stock reserved for issuance under our 2006 Director Option Plan and 1,500,000 shares of common stock reserved for issuance under our 2006 Employee Stock Purchase Plan; and

•

the automatic increase on January 1, 2007 of shares reserved for future issuance under our stock-based compensation plans, consisting of 3,309,014 additional shares of common stock reserved for issuance under our 2006 Equity Incentive Plan, 250,000 additional shares of common stock reserved for issuance under our 2006 Director Option Plan and 661,802 additional shares of common stock reserved for issuance under our 2006 Employee Stock Purchase Plan.

DILUTION

Our net tangible book value as of December 31, 2006 was $107.6 million, or approximately $1.63 per share. Net tangible book value per share represents the amount of our tangible assets reduced by the amount of our total liabilities and divided by 66,180,286 shares of common stock outstanding.

Net tangible book value dilution per share to new investors represents the difference between the amount per share paid by purchasers of shares of common stock in this offering and the net tangible book value per share of common stock immediately after completion of this offering. After giving effect to our sale of 2,354,671 shares of common stock in this offering at an assumed public offering price of $29.23 per share, which was the last sale price of our common stock as reported by the Nasdaq Global Market on February 14, 2007, and after deducting the estimated underwriting discounts and commissions and offering expenses, our as adjusted net tangible book value as of December 31, 2006 would have been $172.4 million, or $2.52 per share. This represents an immediate increase in net tangible book value of $0.89 per share to existing stockholders and an immediate dilution in net tangible book value of $26.71 per share to purchasers of common stock in this offering, as illustrated in the following table:

Assumed public offering price per share		$29.23
Net tangible book value per share as of December 31, 2006	$1.63
Increase in net tangible book value per share attributable to new investors	0.89

As adjusted net tangible book value per share after this offering		2.52

Dilution per share to new investors in this offering		$26.71

If the underwriters exercise their option to purchase additional shares of our common stock in full in this offering, the as adjusted net tangible book value per share after this offering would be $2.79 per share, the increase in net tangible book value per share to existing stockholders would be $1.16 per share and the dilution to new investors purchasing shares in this offering would be $26.44 per share.

The following table presents as of December 31, 2006, the differences between the existing stockholders and the purchasers of shares in this offering with respect to the number of shares purchased from us, the total consideration paid and the average price paid per share:

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent
	(dollars in thousands, except per share data)
Existing stockholders	66,180	96.6%	$155,315	69.3%	$2.35

New stockholders	2,355	3.4	68,827	30.7	29.23

Totals	68,535	100.0%	$224,142	100.0%	$ 3.27

As of December 31, 2006, there were options outstanding to purchase a total of 7,043,869 shares of common stock at a weighted average exercise price of $6.18 per share. In addition, as of December 31, 2006, there was a warrant outstanding to purchase 32,967 shares of common stock with an exercise price of $0.455 per share. To the extent outstanding options or the warrant is exercised, there will be further dilution to new investors.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table provides information concerning beneficial ownership of our capital stock as of January 31, 2007, as adjusted to reflect the sale of the common stock being sold in this offering, by:

•	each stockholder, or group of affiliated stockholders, that we know owns at least 5% of our outstanding capital stock;

•	each of our named executive officers;

•	each of our directors;

•	all of our directors and executive officers as a group; and

•	each selling stockholder.

The following table lists the number of shares and percentage of shares beneficially owned based on 66,203,349 shares of common stock outstanding as of January 31, 2007.

The table also lists the applicable percentage beneficial ownership based on 68,558,020 shares of common stock outstanding upon completion of this offering, assuming no exercise of the underwriters’ over-allotment option to purchase up to an aggregate of 750,000 shares of our common stock.

Beneficial ownership is determined in accordance with the rules of the SEC, and generally includes voting power and/or investment power with respect to the securities held. Shares of common stock subject to options currently exercisable or exercisable within 60 days of January 31, 2007 are deemed outstanding and beneficially owned by the person holding such options for purposes of computing the number of shares and percentage beneficially owned by such person, but are not deemed outstanding for purposes of computing the percentage beneficially owned by any other person. Except as indicated in the footnotes to this table, and subject to applicable community property laws, the persons or entities named have sole voting and investment power with respect to all shares of our common stock shown as beneficially owned by them.

Unless otherwise indicated, the principal address of each of the stockholders below is c/o Riverbed Technology, Inc., 199 Fremont Street, San Francisco, California 94105.

	Shares Beneficially Owned Prior to Offering		Shares Being Offered	Shares Beneficially Owned After Offering
Name and Address of Beneficial Owner	Number	Percent		Number	Percent
5% Stockholders
Entities affiliated with Accel Partners (1) 428 University Avenue Palo Alto, CA 94301	13,356,528	20.2%	667,826	12,688,702	18.5%
Entities affiliated with Lightspeed Venture Partners (2) 2200 Sand Hill Road Menlo Park, CA 94025	13,095,098	19.8	654,756	12,440,342	18.1
Entities affiliated with UV Partners (3) 2755 East Cottonwood Parkway Suite 520 Salt Lake City, UT 84121	6,360,579	9.6	318,029	6,042,550	8.8

	Shares Beneficially Owned Prior to Offering		Shares Being Offered	Shares Beneficially Owned After Offering
Name and Address of Beneficial Owner	Number	Percent		Number	Percent
Directors and Named Executive Officers
Jerry M. Kennelly (4)	6,091,666	9.2%	320,000	5,771,666	8.4%
Steven McCanne (5)	5,997,474	9.0	315,490	5,681,984	8.3
Michael R. Kourey (6)	17,291	*	—	17,291	*
Stanley J. Meresman (7)	121,866	*	—	121,866	*
James R. Swartz (8)	14,840,588	22.4	742,029	14,098,559	20.6
Blake G. Modersitzki (9)	6,360,579	9.6	318,029	6,042,550	8.8
Christopher J. Schaepe (10)	13,095,098	19.8	654,756	12,440,342	18.1
Randy S. Gottfried (11)	561,458	*	30,000	531,458	*
Eric Wolford (12)	667,810	1.0	41,099	626,711	*
David M. Peranich (13)	—	*	—	—	*
All current directors and executive officers as a group (10 persons) (14)	47,753,830	71.8	2,421,403	45,332,427	65.8

Other Selling Stockholders
The Goldman Sachs Group, Inc. (15) 85 Broad Street New York, NY 10004	2,983,188	4.5	149,160	2,834,028	4.1
Entities affiliated with Meritech Capital Partners (16) 245 Lytton Avenue, Suite 350 Palo Alto, CA 94301	1,495,327	2.3	74,766	1,420,561	2.1

*	Less than 1% of the outstanding shares of common stock.

(1)	Represents 10,410,078 shares held by Accel VIII L.P., 2,044,885 shares held by Accel Internet Fund IV L.P. and 901,565 shares held by Accel Investors 2002 L.L.C. The general partner of Accel VIII L.P. and Accel Internet Fund IV L.P. is Accel VIII Associates L.L.C. and the managing members of the general partner and Accel Investors 2002 L.L.C. are James R. Swartz, James W. Breyer, Arthur C. Patterson, Theresia Gouw Ranzetta and J. Peter Wagner. Each of the managing members exercises shared voting and investment power over the shares held by the Accel entities. Each of the managing members disclaims beneficial ownership of the shares held by the Accel entities except to the extent of his or her pecuniary interest therein.

(2)	Represents 11,520,413 shares held by Lightspeed Venture Partners VI, L.P., 86,297 shares held by Lightspeed Venture Partners VI-A, L.P., 1,031,893 shares held by Lightspeed Venture Partners VI Cayman, L.P., 402,936 shares held by Lightspeed Venture Partners Entrepreneur VI, L.P. and 53,559 shares held by Lightspeed Venture Partners Entrepreneur VI-A, L.P. The general partner of the Lightspeed entities is Venture Investors General Partner L.L.C. and the Members of the general partner are Christopher J. Schaepe, Gill Cogan, Barry Eggers, Ravi Mhatre, Peter Nieh and Carl Showalter. Each of the Members exercises shared voting and investment power over the shares held by the Lightspeed entities. Each Member disclaims beneficial ownership of the shares held by the Lightspeed entities except to the extent of his pecuniary interest therein.

(3)

Represents 6,230,188 shares held by Utah Ventures III, L.P. and 130,391 shares held by Utah Entrepreneurs Fund III, L.P. The general partner of Utah Ventures III, L.P. is Utah Venture Partners III, L.L.C. and the managing members of the general partner are Blake G. Modersitzki, James Dreyfous, Allan Wolfe, Carl Ledbetter and Heidi Huntsman. Each of the managing members exercises shared voting and investment power over the shares held by Utah Ventures III, L.P. Each of the managing members disclaims beneficial ownership of the shares held by Utah Ventures III, L.P. except to the extent of his or her pecuniary interest therein. The general partner of Utah Entrepreneurs Fund III, L.P. is Utah Entrepreneur Partners III, L.L.C. and the managing members of the general partner are Blake G. Modersitzki, James Dreyfous, Allan Wolfe, Carl Ledbetter and Heidi Huntsman. Each of the managing members exercises shared voting and investment power over the shares held by Utah Entrepreneurs Fund III, L.P. Each of the managing members disclaims beneficial ownership of the shares held by Utah Entrepreneurs Fund III, L.P. except to the extent of his or her pecuniary interest therein.

(4)	Represents 6,000,000 shares of common stock held by Kennelly Partners, L.P. and 91,666 shares of common stock issuable upon exercise of options exercisable within 60 days of January 31, 2007. 583,334 of these shares are subject to a right of repurchase by us in the event Mr. Kennelly’s service terminates prior to vesting of these shares. Does not include 13,820 shares held by family members of Mr. Kennelly or 308,334 shares subject to options not exercisable within 60 days of January 31, 2007.

(5)	Represents 5,846,000 shares held by Steven McCanne and Tamara R. White, Trustees of the McCanne Family Trust dated July 8, 2002 and successor Trustees thereunder, 29,904 shares held by Steven McCanne, Trustee of the Steven McCanne Revocable Trust u/a/d 11/29/00, 29,904 shares held by Steven McCanne, Trustee of the McCanne K Trust u/a/d 7/21/00 and 91,666 shares of common stock issuable upon exercise of options exercisable within 60 days of January 31, 2007. 583,334 of these shares are subject to a right of repurchase by us in the event Dr. McCanne’s service terminates prior to vesting of these shares. Does not include 99,808 shares held by family members of Dr. McCanne or 308,334 shares subject to options not exercisable within 60 days of January 31, 2007.

(6)	Represents 17,291 shares of common stock issuable upon exercise of options exercisable within 60 days of January 31, 2007. Excludes 52,709 shares subject to options not exercisable within 60 days of January 31, 2007. Mr. Kourey has a pecuniary interest in shares held by Accel Internet Fund IV L.P., which is a stockholder of ours, but has no voting and investment power over the shares held by this entity. The shares set forth in the table above do not reflect shares held by this entity.

(7)	Represents 117,200 shares of common stock held by Stanley J. Meresman & Sharon A. Meresman, Trustees of the Meresman Family Trust U/D/T dated 9/13/89, as amended, and 4,666 shares of common stock issuable upon exercise of options exercisable within 60 days of January 31, 2007. 46,667 of these shares are subject to a right of repurchase by us in the event Mr. Meresman’s service terminates prior to vesting of these shares. Excludes 27,334 shares subject to options not exercisable within 60 days of January 31, 2007.

(8)	Represents 889,374 shares held by Burn3 LLC, 494,686 shares held by Homestake Partners L.P., 100,000 shares held by the Swartz Foundation and 13,356,528 shares held by entities affiliated with Accel Partners. Burn3 LLC and Homestake Partners L.P. purchased their shares directly from us in our convertible preferred stock financings. See the section titled “Certain Relationships and Related Party Transactions.” See footnote (1) above regarding Mr. Swartz’s relationship with Accel Partners. Mr. Swartz is the manager of Burn3 LLC, the general partner of Homestake Partners L.P. and the Trustee of the Swartz Foundation, and exercises sole voting and investment power over the shares held by these three entities. Mr. Swartz disclaims beneficial ownership of the shares held by Accel VIII L.P., Accel Internet Fund IV L.P., Accel Investors 2002 L.L.C., Burn3 LLC, Homestake Partners L.P. and the Swartz Foundation, except to the extent of his pecuniary interest therein. Mr. Swartz has pecuniary interests in shares held by Utah Ventures III, L.P. and entities affiliated with Meritech Capital Partners, which are stockholders of ours, but has no voting and investment power over the shares held by these entities. The shares set forth in the table above do not reflect shares in these entities.

(9)	See footnote (3) above.

(10)	See footnote (2) above.

(11)	Represents 550,000 shares of common stock held by Randy S. Gottfried, Trustee of the Randy S. Gottfried Trust dated January 7, 2005 and 11,458 shares of common stock issuable upon exercise of options exercisable within 60 days of January 31, 2007. 164,585 of these shares are subject to a right of repurchase by us in the event Mr. Gottfried’s service terminates prior to vesting of these shares. Excludes 38,542 shares subject to options not exercisable within 60 days of January 31, 2007.

(12)	Includes 70,832 shares of common stock issuable upon exercise of options exercisable within 60 days of January 31, 2007. 85,417 of these shares are subject to a right of repurchase by us in the event Mr. Wolford’s service terminates prior to vesting of these shares. Excludes 154,168 shares subject to options not exercisable within 60 days of January 31, 2007.

(13)	Excludes 400,000 shares subject to options not exercisable within 60 days of January 31, 2007.

(14)	Includes 287,579 shares of common stock issuable upon exercise of options exercisable within 60 days of January 31, 2007.

(15)	Represents 1,491,594 shares held by The Goldman Sachs Group, Inc. and 1,491,594 shares held by Goldman Sachs Direct Investment Fund 2000, L.P. Goldman, Sachs & Co. is a wholly owned subsidiary of The Goldman Sachs Group, Inc. and is a managing underwriter of this offering. Voting and investment power over the shares held by The Goldman Sachs Group, Inc. is exercised by its investment committee. Goldman Sachs Direct Investment Fund 2000, L.P. is an affiliate of The Goldman Sachs Group, Inc. Voting and investment power over the shares held by Goldman Sachs Direct Investment Fund 2000, L.P. is exercised by its general partner, GS Employee Funds 2000 GP, L.L.C. a wholly owned subsidiary of The Goldman Sachs Group, Inc. The Goldman Sachs Group, Inc. and its affiliates also disclaim beneficial ownership of the shares held by Goldman Sachs Direct Investment Fund 2000, L.P., except to the extent of their pecuniary interest therein.

(16)	Represents 1,447,028 shares held by Meritech Capital Partners II L.P., 37,234 shares held by Meritech Capital Affiliates II L.P. and 11,065 shares held by MCP Entrepreneur Partners II L.P. Meritech Management Associates II L.L.C., a managing member of Meritech Capital Associates II L.L.C., the general partner of Meritech Capital Partners II L.P., Meritech Capital Affiliates II L.P. and MCP Entrepreneur Partners II L.P., has sole voting and dispositive power with respect to the shares held by Meritech Capital Partners II L.P., Meritech Capital Affiliates II L.P. and MCP Entrepreneur Partners II L.P. The managing members of Meritech Management Associates II L.L.C. are Paul S. Madera and Michael B. Gordon, who disclaim beneficial ownership of these shares except to the extent of their pecuniary interest therein.

DESCRIPTION OF CAPITAL STOCK

General

The following is a summary of our capital stock and certain provisions of our restated certificate of incorporation and amended and restated bylaws. This summary does not purport to be complete and is qualified in its entirety by the provisions of our restated certificate of incorporation and amended and restated bylaws, copies of which have been filed as exhibits to the registration statement of which this prospectus is a part.

Our authorized capital stock consists of 600,000,000 shares of common stock, par value $0.0001 per share, and 30,000,000 shares of preferred stock, par value $0.0001 per share.

Common Stock

As of January 31, 2007, there were 66,203,349 shares of common stock outstanding held of record by approximately 149 stockholders.

There will be 68,558,020 shares of common stock outstanding, assuming no exercise of the underwriters’ over-allotment option and assuming no exercise after January 31, 2007 of outstanding options or warrants, after giving effect to the sale of the shares of common stock by us to the public offered in this prospectus.

The holders of common stock are entitled to one vote per share on all matters to be voted upon by the stockholders. The holders of common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the board of directors out of funds legally available, subject to preferences that may be applicable to preferred stock, if any, then outstanding. See the section titled “Dividend Policy.” In the event of a liquidation, dissolution or winding up of our company, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of preferred stock, if any, then outstanding. The common stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are fully paid and non-assessable, and the shares of common stock to be issued upon completion of this offering will be fully paid and non-assessable.

Preferred Stock

As of January 31, 2007, there were no shares of preferred stock outstanding. Our board of directors is authorized to issue preferred stock in one or more series, to establish the number of shares to be included in each such series and to fix the designation, powers, preferences and rights of such shares and any qualifications, limitations or restrictions thereof. The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of our company without further action by the stockholders and may adversely affect the voting and other rights of the holders of common stock. The issuance of preferred stock with voting and conversion rights may adversely affect the voting power of the holders of common stock, including the loss of voting control to others. At present, we have no plans to issue any of the preferred stock.

Warrants

As of January 31, 2007, there was an outstanding warrant to purchase up to 32,967 shares of common stock, at an exercise price of $0.455 per share.

Registration Rights

After this offering, holders of approximately 37,596,132 shares of common stock and the holder of a warrant to purchase 32,967 shares of our common stock will be entitled to rights with respect to the registration of those shares under the Securities Act. Under the terms of the amended and restated investors’ rights agreement between us and the holders of these registrable securities, if we propose to register any of our securities under the Securities Act, either for our own account or for the account of other security holders exercising registration rights, these holders are entitled to notice of registration and are entitled to include their shares of common stock in the registration. Certain of the holders of the registrable securities are also entitled to specified demand registration rights under which they may require us to file a registration statement under the Securities Act at our expense with respect to our shares of common stock, and we are required to use our commercially reasonable efforts to effect this registration. Further, the holders of these registrable securities may require us to file additional registration statements on Form S-3. All of these registration rights are subject to conditions and limitations, among them the right of the underwriters of an offering to limit the number of shares included in the registration and our right not to effect a requested registration within six months following the initial offering of our securities. The application of these registration rights to this offering has been waived.

Anti-Takeover Effects of Our Charter and Bylaws and Delaware Law

Some provisions of Delaware law and our restated certificate of incorporation and amended and restated bylaws could make the following transactions more difficult:

•	acquisition of our company by means of a tender offer, a proxy contest or otherwise; and

•	removal of our incumbent officers and directors.

These provisions, summarized below, are expected to discourage and prevent coercive takeover practices and inadequate takeover bids. These provisions are designed to encourage persons seeking to acquire control of our company to first negotiate with our board of directors. They are also intended to provide our management with the flexibility to enhance the likelihood of continuity and stability if our board of directors determines that a takeover is not in the best interests of our stockholders. These provisions, however, could have the effect of discouraging attempts to acquire us, which could deprive our stockholders of opportunities to sell their shares of common stock at prices higher than prevailing market prices. We believe that the benefits of these provisions, including increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure our company, outweigh the disadvantages of discouraging takeover proposals, because negotiation of takeover proposals could result in an improvement of their terms.

Election and Removal of Directors.    Our restated certificate of incorporation and our amended and restated bylaws contain provisions that establish specific procedures for appointing and removing members of the board of directors. Under our restated certificate of incorporation and amended and restated bylaws, our board is classified into three classes of directors. Only one class will stand for election at each annual meeting, and directors will be elected to serve three year terms. In addition, our restated certificate of incorporation and amended and restated bylaws will provide that the number of authorized directors may be changed only by resolution of a number of directors that is more than half of the number of directors then authorized (including any vacancies), and that vacancies and newly created directorships on the board of directors may be filled only by a majority of the directors then serving on the board (except as otherwise required by law or by resolution of the board). Under our restated certificate of incorporation and amended and restated bylaws, directors may be removed by the stockholders only for cause and only by the affirmative vote of the holders of at least two-thirds of the voting power of all of the then-outstanding shares of our capital stock entitled to vote generally in the election of directors, voting together as a single class.

Special Stockholder Meetings.    Under our restated certificate of incorporation and amended and restated bylaws, only the chairman of the board, our chief executive officer and our board of directors may call special meetings of stockholders.

Requirements for Advance Notification of Stockholder Nominations and Proposals.    Our amended and restated bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the board of directors or a committee of the board of directors.

Delaware Anti-Takeover Law.    We are be subject to Section 203 of the Delaware General Corporation Law, which is an anti-takeover law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a business combination with an interested stockholder for a period of three years following the date that the person became an interested stockholder, unless the business combination or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Generally, a business combination includes a merger, asset or stock sale, or another transaction resulting in a financial benefit to the interested stockholder. Generally, an interested stockholder is a person who, together with affiliates and associates, owns 15% or more of the corporation’s voting stock. The existence of this provision may have an anti-takeover effect with respect to transactions that are not approved in advance by our board of directors, including discouraging attempts that might result in a premium over the market price for the shares of common stock held by stockholders.

No Stockholder Action by Written Consent.    Our restated certificate of incorporation and amended and restated bylaws do not provide for the right of stockholders to act by written consent without a meeting.

No Cumulative Voting.    Under Delaware law, cumulative voting for the election of directors is not permitted unless a corporation’s certificate of incorporation authorizes cumulative voting. Our restated certificate of incorporation and amended and restated bylaws do not provide for cumulative voting in the election of directors. Cumulative voting allows a stockholder to vote a portion or all of its shares for one or more candidates for seats on the board of directors. Without cumulative voting, a minority stockholder will not be able to gain as many seats on our board of directors based on the number of shares of our stock the stockholder holds as the stockholder would be able to gain if cumulative voting were permitted. The absence of cumulative voting makes it more difficult for a minority stockholder to gain a seat on our board of directors to influence our board’s decision regarding a takeover.

Undesignated Preferred Stock.    The authorization of undesignated preferred stock makes it possible for our board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of our company.

Amendment of Charter Provisions.    The amendment of certain of the above provisions in our restated certificate of incorporation and our amended and restated bylaws requires approval by holders of at least two-thirds of our outstanding capital stock entitled to vote generally in the election of directors.

These and other provisions may have the effect of deferring hostile takeovers or delaying changes in control or management.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Mellon Investor Services LLC. Its telephone number is (800) 356-2017.

Nasdaq Global Market Listing

Our common stock is listed on The Nasdaq Stock Market’s Global Market under the symbol “RVBD.”

SHARES ELIGIBLE FOR FUTURE SALE

Only a portion of our outstanding shares will be available for sale immediately after this offering due to certain contractual and securities law restrictions on resale. Nevertheless, sales of substantial amounts of our common stock in the public market after the restrictions lapse could cause the prevailing market price to decline and limit our ability to raise equity capital in the future.

Based on 66,180,286 shares of our common stock outstanding as of December 31, 2006, there will be 68,534,957 shares outstanding upon completion of this offering, assuming no exercise of the underwriters’ over-allotment option and no exercise of options or the warrant to purchase common stock that were outstanding as of December 31, 2006. Of these shares, 15,090,321 shares, which include 5,000,000 shares sold in this offering and 10,090,321 shares sold in our initial public offering, will be freely tradable without restriction or further registration under the Securities Act unless purchased by our affiliates.

The remaining 53,444,636 shares of common stock outstanding after this offering are held by existing stockholders and are restricted securities as that term is defined in Rule 144 under the Securities Act. Restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration under Section 4(1) or Rules 144, 144(k) or 701 promulgated under the Securities Act. We describe these rules in greater detail below. These shares are currently subject to market standoff agreements entered into by our stockholders with us or contractual lock-up agreements entered into by our stockholders with the underwriters in connection with our initial public offering and will become freely tradeable in the public market on March 20, 2007, subject to extension or reduction as described below, upon the expiration of the restrictions contained in these market standoff and lock-up agreements. Of these shares, 24,591,119 shares are also subject to additional contractual lock-up agreements entered into by the selling stockholders with the underwriters for this offering and will not be able to be sold in the public market until after the later of (i) May 1, 2007 or (ii) the second full trading day after we release earnings for the quarter ending March 31, 2007.

Lock-up Agreements

In connection with our initial public offering, our officers, directors and holders of substantially all of our common stock agreed with the underwriters in our initial public offering, subject to certain exceptions, not to dispose of or hedge any of their common stock or securities convertible into or exchangeable for shares of common stock until March 20, 2007, subject to extension or reduction as described below, except with the prior written consent of Goldman, Sachs & Co. In addition, in connection with this offering, the selling stockholders have agreed with the underwriters of this offering, subject to certain exceptions, not to dispose of or hedge (1) 50% of their shares of common stock, (2) 50% of the securities convertible into, exercisable for or exchangeable for shares of common stock, or (3) 50% of the shares of common stock issued upon conversion, exercise or exchange of convertible, exercisable or exchangeable securities, calculated as of immediately following the sale of the shares offered in this offering, for the period from the date of this prospectus until after the later of (i) May 1, 2007 or (ii) the second full trading day after we release earnings for the quarter ending March 31, 2007, except with the prior written consent of Goldman, Sachs & Co.

The contractual lock up periods described above for lock-up agreements entered into in connection with our initial public offering (but not this offering) will be automatically extended or reduced under the following circumstances: (1) during the last 15 days prior to March 19, 2007, if we issue an earnings release or announce material news or a material event, the restrictions described above will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the announcement of the material news or material event; or (2) prior to March 19, 2007, if we announce that we will release earnings results during the 15-day period following March 19, 2007, the restrictions described above will expire on the day 18 days prior to the scheduled earnings release so long as we issue a press release and accompanying current report on Form 8-K regarding the early release date at least three days prior to such early release date. If we do not issue a press release and accompanying Form 8-K by such time, the restrictions described above will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release.

Goldman, Sachs & Co. currently does not anticipate shortening or waiving any of the lock-up agreements, other than releasing the selling stockholders and the company to sell shares in this offering, and does not have any pre-established conditions for such modifications or waivers. Goldman, Sachs & Co. may, however, with the approval of our board of directors, release for sale in the public market all or any portion of the shares subject to the lock-up agreements.

Rule 144

In general, under Rule 144 as currently in effect, a person who has beneficially owned restricted shares for at least one year, including the holding period of any prior owner except an affiliate, would be entitled to sell within any three month period a number of shares that does not exceed the greater of:

•	1% of the number of shares of common stock then outstanding, that will equal approximately 685,350 shares immediately after this offering; or

•	the average weekly trading volume of the common stock during the four calendar weeks preceding the filing of a Form 144 with respect to such sale.

Sales under Rule 144 are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.

Under Rule 144(k), a person who is not deemed to have been one of our affiliates at any time during the three months preceding a sale, and who has beneficially owned the shares proposed to be sold for a least two years, including the holding period of any prior owner except an affiliate, is entitled to sell such shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

Rule 701

Rule 701, as currently in effect, permits resales of shares in reliance upon Rule 144 but without compliance with certain restrictions, including the holding period requirement, of Rule 144. Any employee, officer or director of or consultant to us who purchased shares prior to our initial public offering under a written compensatory plan or contract may be entitled to rely on the resale provisions of Rule 701. Rule 701 permits affiliates to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. Rule 701 further provides that non-affiliates may sell such shares in reliance on Rule 144 without having to comply with the holding period, public information, volume limitation or notice provisions of Rule 144. All Rule 701 shares are, however, subject to lock-up agreements and will only become eligible for sale upon the expiration of the contractual lock-up agreements. Goldman, Sachs & Co. may, with the approval of our board of directors, release all or any portion of the securities subject to lock-up agreements.

Registration Rights

Upon completion of this offering, the holders of 37,596,132 shares of our common stock and the holder of a warrant to purchase 32,967 shares of our common stock have the right to have their shares registered under the Securities Act. See the section titled “Description of Capital Stock — Registration Rights.” All such shares are covered by the contractual lock-up agreements described above. Following the expiration of the lock-up period, registration of these shares under the Securities Act would result in the shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration, except for shares purchased by our affiliates.

We have agreed not to file any registration statements until after the later of (i) May 1, 2007 and (ii) the second full trading day after we release earnings for the quarter ending March 31, 2007 with respect to the registration of any shares of common stock or any securities convertible into or exercisable or exchangeable into common stock, other than one or more registration statements on Form S-8 covering securities issuable under our stock plans, without the prior written consent of Goldman, Sachs & Co.

Form S-8 Registration Statements

We filed a registration statement on Form S-8 under the Securities Act to register 11,887,987 shares of our common stock that we have issued or may issue pursuant to our 2002 Stock Plan, 2006 Equity Incentive Plan, 2006 Director Option Plan and 2006 Employee Stock Purchase Plan. Subject to the market stand-off and lock-up agreements described above and any applicable vesting restrictions, shares registered under this registration statement are available for resale in the public market, except with respect to Rule 144 volume limitations that apply to our affiliates.

UNDERWRITING

The company, the selling stockholders and the underwriters named below have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. Goldman, Sachs & Co., Deutsche Bank Securities Inc., Citigroup Global Markets Inc., and Thomas Weisel Partners LLC are the representatives of the underwriters.

Underwriters	Number of Shares
Goldman, Sachs & Co.
Deutsche Bank Securities Inc.
Citigroup Global Markets Inc.
Thomas Weisel Partners LLC

Total	5,000,000

The underwriters are committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.

If the underwriters sell more shares than the total number set forth in the table above, the underwriters have an option to buy up to an additional 750,000 shares from the company to cover such sales. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

The following tables show the per share and total underwriting discounts and commissions to be paid to the underwriters by the company and the selling stockholders. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase 750,000 additional shares.

Paid by Riverbed	No Exercise	Full Exercise

Per Share	$	$

Total	$	$

Paid by the Selling Stockholders	No Exercise	Full Exercise

Per Share	$	$

Total	$	$

Shares sold by the underwriters to the public will be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $             per share from the initial public offering price. If all the shares are not sold at the initial public offering price, the representatives may change the offering price and the other selling terms.

In connection with the company’s initial public offering, its officers, directors, and holders of substantially all of the company’s common stock, including the selling stockholders, agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of their common stock or securities convertible into or exchangeable for shares of common stock until March 20, 2007, subject to modification as described below, except with the prior written consent of Goldman, Sachs & Co.

Goldman, Sachs & Co. has agreed, on behalf of the underwriters, to release from the lock-up all of the shares being sold by the selling stockholders in this offering.

The contractual lock up period described in the preceding paragraph will be automatically extended or reduced under the following circumstances: (1) during the last 15 days prior to March 19, 2007, if the company issues an earnings release or announces material news or a material event, the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the announcement of the material news or material event; or (2) prior to March 19, 2007, if the company announces that it will release earnings results during the 15-day period following March 19, 2007, the restrictions described in the preceding paragraph will expire on the day 18 days prior to the scheduled earnings release so long as the company issues a press release and accompanying current report on Form 8-K regarding the early release date at least three days prior to such early release date. If the company does not issue a press release and accompanying Form 8-K by such time, the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release.

The company and the selling stockholders in this offering have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge (1) 50% of their common stock, (2) 50% of the securities convertible into, exercisable for or exchangeable for shares of common stock, or (3) 50% of the shares of common stock issued upon conversion, exercise or exchange of convertible, exercisable or exchangeable securities, calculated as of immediately following the sale of the shares offered in this offering for the period from the date of this prospectus continuing until after the later of (i) May 1, 2007 and (ii) the second full trading day after the company releases earnings for the quarter ending March 31, 2007, except with the prior written consent of the representatives. This agreement is in addition to, and does not replace, the lock-up agreement entered into in connection with the company’s initial public offering. This agreement does not apply to any existing employee benefit plans. See the section titled “Shares Eligible for Future Sale” for a discussion of certain transfer restrictions.

In connection with the offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares from the company in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option granted to them. “Naked” short sales are any sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of the company’s stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued at any time. These transactions may be effected on the Nasdaq Global Market, in the over-the-counter market or otherwise.

The company may enter into derivative transactions with third parties, or sell securities not covered by this prospectus to third parties in privately negotiated transactions. In connection with those derivatives, the third parties may sell securities covered by this prospectus, including in short sale transactions. If so, the third party may use securities pledged by the company or borrowed from the company or others to settle those sales or to close out any related open borrowings of stock, and may use securities received from the company in settlement of those derivatives to close out any related open borrowings of stock. The third party in such sale transactions will be an underwriter or will be identified in a post-effective amendment.

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State), each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the Relevant Implementation Date) it has not made and will not make an offer of shares to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of shares to the public in that Relevant Member State at any time:

(a)    to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b)    to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or

(c)    in any other circumstances which do not require the publication by the Issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of shares to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Each of the underwriters has represented and agreed that:

(a)    it has not made or will not make an offer of shares to the public in the United Kingdom within the meaning of section 102B of the Financial Services and Markets Act 2000 (as amended) (FSMA) except to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities or otherwise in circumstances which do not require the publication by the company of a prospectus pursuant to the Prospectus Rules of the Financial Services Authority (FSA);

(b)    it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of section 21 of FSMA) to persons who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 or in circumstances in which section 21 of FSMA does not apply to the company; and

(c)    it has complied with, and will comply with all applicable provisions of FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

The shares may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the SFA), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the shares under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

The securities have not been and will not be registered under the Securities and Exchange Law of Japan (the Securities and Exchange Law) and each underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

The company estimates that its share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $1.0 million.

The company and the selling stockholders have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act.

A prospectus in electronic format will be made available on the websites maintained by one or more of the lead managers of this offering and may also be made available on websites maintained by other underwriters. The underwriters may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the lead managers to underwriters that may make Internet distributions on the same basis as other allocations. The websites are not part of this prospectus.

Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for the company, for which they received or will receive customary fees and expenses.

Entities affiliated with Goldman, Sachs & Co. held 2,983,188 shares of the outstanding capital stock of the company as of January 31, 2007. These entities are selling 149,160 shares of the company’s common stock in this offering. See the section titled “Principal and Selling Stockholders.” These entities are entitled to certain registration rights with respect to shares of the common stock of the company held by them following this offering. See the section titled “Certain Relationships and Related Transactions, and Director Independence – Investors’ Rights Agreement” in our Annual Report.

In the ordinary course of the company’s business, the company’s products were sold to Goldman, Sachs & Co., Citigroup Global Markets Inc. and Thomas Weisel Partners LLC. As of December 31, 2006, the company recognized approximately $5.4 million in aggregate revenue from these sales. Goldman, Sachs & Co., Citigroup Global Markets Inc. and Thomas Weisel Partners LLC are managing underwriters in this offering.

INDUSTRY AND MARKET DATA

We obtained the industry, market and competitive position data throughout this prospectus and our annual report on Form 10-K for the fiscal year ended December 31, 2006 incorporated by reference herein from our own internal estimates and research as well as from industry and general publications and research, surveys and studies conducted by third parties. Industry publications, studies and surveys generally state that they have been obtained from sources believed to be reliable, although they do not guarantee the accuracy or completeness of such information. While we believe that each of these studies and publications is reliable, we have not independently verified market and industry data from third-party sources. While we believe our internal company research is reliable and the market definitions are appropriate, neither such research nor these definitions have been verified by any independent source.

LEGAL MATTERS

The validity of the common stock being offered will be passed upon for the company by Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP, Menlo Park, California and for the underwriters by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California. As of the date of this prospectus, certain partners and employees of Gunderson Dettmer Stough

Villeneuve Franklin & Hachigian, LLP beneficially owned an aggregate of 211,564 shares of our common stock.

EXPERTS

Ernst & Young LLP, independent registered public accounting firm, has audited our consolidated financial statements and schedule in our Annual Report on Form 10-K for the year ended December 31, 2006, as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in the registration statement. Our financial statements and schedule are incorporated by reference in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

INFORMATION INCORPORATED BY REFERENCE

The following documents filed with the SEC are hereby incorporated by reference in this prospectus:

•	Our annual report on Form 10-K for the fiscal year ended December 31, 2006, filed with the SEC on February 9, 2007.

All reports and other documents subsequently filed by us pursuant to Section 13(a), 13(c), 14 and 15(d) of the Exchange Act after the date of this prospectus and prior to the termination of the offering contemplated hereby and by the relevant prospectus supplement shall be deemed to be incorporated by reference in this prospectus and to be part hereof from the date of filing of such reports and other documents.

We hereby undertake to provide without charge to each person, including any beneficial owner, to whom a copy of this prospectus is delivered, upon written or oral request of any such person, a copy of any and all of the information that has been or may be incorporated by reference in this prospectus, other than exhibits to such documents unless such exhibits have been specifically incorporated by reference thereto. Requests for such copies should be directed to our Investor Relations department, at the following address:

Riverbed Technology, Inc.

199 Fremont Street

San Francisco, CA 94105

(415) 247-8800

ir@riverbed.com

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We file annual, quarterly and special reports and other information with the SEC. You may read and copy any documents we file at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 1800-SEC-0330 for further information about the public reference room. The SEC also maintains an Internet website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of the site is www.sec.gov.

Our Internet address is www.riverbed.com. There we make available free of charge, on or through the investor relations section of our website, annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC. The information found on our website is not part of this or any other report we file with or furnish to the SEC.

You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. The shares of common stock offered under this prospectus are offered only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of the common stock.

This prospectus constitutes a part of a Registration Statement we filed with the SEC under the Securities Act. This prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC. For further information with respect to us and the shares of common stock, reference is hereby made to the Registration Statement. The Registration Statement may be inspected at the public reference facilities maintained by the SEC at the address set forth above. Statements contained herein concerning any document filed as an exhibit are not necessarily complete, and, in each instance, reference is made to the company of such document filed as an exhibit to the Registration Statement. Each such statement is qualified in its entirety by such reference.

No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

5,000,000 Shares

Riverbed Technology, Inc.

Common Stock

Goldman, Sachs & Co.

Deutsche Bank Securities

Citigroup

Thomas Weisel Partners LLC

Representatives of the Underwriters

PART II

Information Not Required in Prospectus

Item 13.    Other Expenses of Issuance and Distribution

The following table presents the costs and expenses, other than underwriting discounts and commissions, payable by us in connection with the sale of common stock being registered. All amounts are estimates except the SEC registration fee and the NASD filing fees.

SEC Registration fee	$21,638
NASD filing fee	20,723
Nasdaq Global Market listing fee	57,500
Printing and engraving expenses	150,000
Legal fees and expenses	500,000
Accounting fees and expenses	200,000
Custodian and transfer agent fees	3,500
Miscellaneous fees and expenses	46,639

Total	$1,000,000

Item 14.    Indemnification of Directors and Officers

Our restated certificate of incorporation and amended and restated bylaws contain provisions relating to the limitation of liability and indemnification of directors and officers. The restated certificate of incorporation provides that our directors will not be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duty as a director, except for liability:

•	for any breach of the director’s duty of loyalty to us or our stockholders;

•	for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

•	in respect of unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or

•	for any transaction from which the director derives any improper personal benefit.

Our restated certificate of incorporation also provides that if Delaware law is amended after the approval by our stockholders of the restated certificate of incorporation to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of our directors will be eliminated or limited to the fullest extent permitted by Delaware law.

Our amended and restated bylaws provide that we will indemnify our directors and officers to the fullest extent permitted by Delaware law, as it now exists or may in the future be amended, against all expenses and liabilities reasonably incurred in connection with their service for or on our behalf. Our amended and restated bylaws provide that we shall advance the expenses incurred by a director or officer in advance of the final disposition of an action or proceeding. The bylaws also authorize us to indemnify any of our employees or agents and permit us to secure insurance on behalf of any officer, director, employee or agent for any liability arising out of his or her action in that capacity, whether or not Delaware law would otherwise permit indemnification.

We have entered into indemnification agreements with each of our directors and executive officers and certain other key employees, a form of which is attached as Exhibit 10.1 to our registration statement on Form S-1 for our initial public offering and incorporated herein by reference. The form of agreement provides that we will indemnify each of our directors, executive officers and such other key employees against any and all expenses incurred by that director, executive officer or other key employee because of his or her status as one of our directors, executive officers or other key employees, to the fullest extent permitted by Delaware law, our restated certificate of incorporation and our amended and restated bylaws (except in a proceeding initiated by such person without board approval). In addition, the form agreement provides that, to the fullest extent permitted by Delaware law, we will advance all expenses incurred by our directors, executive officers and such other key employees in connection with a legal proceeding.

Reference is made to Section 9 of the underwriting agreement contained in Exhibit 1.1 to this registration statement, indemnifying our directors and officers against limited liabilities. In addition, Section 1.9 of our amended and restated investors’ rights agreement provides for indemnification of certain of our stockholders against liabilities described in our amended and restated investors’ rights agreement, the form of which is contained in Exhibit 4.3 to our registration statement on Form S-1 for our initial public offering and incorporated herein by reference.

Item 15.    Recent Sales of Unregistered Securities

In the three years preceding the filing of this registration statement, we have issued the following securities that were not registered under the Securities Act:

1.    We granted direct issuances or stock options to purchase 11,924,200 shares of our common stock at exercise prices ranging from $0.10 to $7.75 per share to employees, consultants, directors and other service providers under our 2002 Stock Plan. We did not grant any direct issuances or stock options outside of the 2002 Stock Plan.

2.    We issued and sold an aggregate of 5,654,173 shares of our common stock to employees, consultants, and other service providers for aggregate consideration of approximately $1,330,210 under direct issuances or exercises of options granted under our 2002 Stock Plan. We did not issue or sell any shares of our common stock to employees, consultants, and other service providers outside of the 2002 Stock Plan.

3.    On December 10, 2004, we issued and sold 9,345,796 shares of our Series C convertible preferred stock to seventeen institutional and individual investors for an aggregate purchase price of approximately $20,000,000.

4.    On February 10, 2006, we issued and sold 3,738,318 shares of our Series D convertible preferred stock to eighteen institutional investors for an aggregate purchase price of approximately $20,000,000.

5.    On June 7, 2004, we issued warrants to purchase an aggregate of 100,000 shares of Series B convertible preferred stock to two institutional investors in connection with a loan transaction. On December 12, 2006, the warrants were exercised in full pursuant to the warrants’ net exercise features at an exercise price of $0.836 per share, such that an aggregate of 97,522 shares of the Company’s common stock were issued to such holders. No cash was paid to us for such exercises.

The sale of securities described in Items 15(1) and (2) were deemed to be exempt from registration under the Securities Act in reliance upon Section 4(2) of the Securities Act or Rule 701 promulgated under the Securities Act. The sale of securities described in Items 15(3) and (4) were deemed to be exempt from registration under the Securities Act in reliance upon Regulation D of the Securities Act as transactions by an issuer not involving any public offering. The sales of securities described in Item 15(5) were deemed to be exempt from registration under the Securities Act in reliance upon Section 4(2) of the Securities Act as transactions by an issuer not involving any public offering. The recipients of securities in each transaction represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution and appropriate legends were affixed to the share certificates issued in these transactions. All recipients had adequate access, through their relationships with us, to information about us.

Item 16.    Exhibits and Financial Statement Schedules

(a) Exhibits

Exhibit No.		Description
1.1	**	Form of Underwriting Agreement.

3.1		Restated Certificate of Incorporation (incorporated by reference to Exhibit 3.2 of Registrant’s Form S-1 Registration Statement No. 333-133437).

3.2		Amended and Restated Bylaws (incorporated by reference to Exhibit 3.4 of Registrant’s Form S-1 Registration Statement No. 333-133437).

4.1		Reference is made to Exhibits 3.1 and 3.2.

4.2		Form of Common Stock certificate (incorporated by reference to Exhibit 4.2 of Registrant’s Form S-1 Registration Statement No. 333-133437).

4.3

Amended and Restated Investors’ Rights Agreement, dated February 10, 2006, by and among the Registrant and the investors listed on the signature pages thereto (incorporated by reference to Exhibit 4.3 of Registrant’s Form S-1 Registration Statement No. 333-133437).

5.1	*	Opinion of Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP.

10.1

Form of Indemnification Agreement between the Registrant and each of its directors, executive officers and certain key employees (incorporated by reference to Exhibit 10.1 of Registrant’s Form S-1 Registration Statement No. 333-133437).

10.2		Riverbed Technology, Inc. 2002 Stock Plan (incorporated by reference to Exhibit 10.2 of Registrant’s Form S-1 Registration Statement No. 333-133437).

10.3		Form of 2002 Stock Plan Stock Option Agreement (incorporated by reference to Exhibit 10.3 of Registrant’s Form S-1 Registration Statement No. 333-133437).

10.4		Form of 2002 Stock Plan Stock Option Agreement (Officers and Key Employees) (incorporated by reference to Exhibit 10.4 of Registrant’s Form S-1 Registration Statement No. 333-133437).

10.5		2006 Equity Incentive Plan and form of agreement thereunder (incorporated by reference to Exhibit 10.5 of Registrant’s Form S-1 Registration Statement No. 333-133437).

10.6		2006 Director Option Plan and forms of agreements thereunder (incorporated by reference to Exhibit 10.6 of Registrant’s Form S-1 Registration Statement No. 333-133437).

10.7		2006 Employee Stock Purchase Plan (incorporated by reference to Exhibit 10.7 of Registrant’s Form S-1 Registration Statement No. 333-133437).

10.8		Warrant to Purchase Stock issued March 31, 2003 to Silicon Valley Bank (incorporated by reference to Exhibit 10.8 of Registrant’s Form S-1 Registration Statement No. 333-133437).

10.9

501 Second Street Office Lease, dated January 23, 2003, between 501 Second Street Associates, LLC and the Registrant (incorporated by reference to Exhibit 10.11 of Registrant’s Form S-1 Registration Statement No. 333-133437).

Exhibit No.	Description
10.10

First Amendment of Lease, dated January 16, 2004, between 501 Second Street Associates, LLC and the Registrant (incorporated by reference to Exhibit 10.12 of Registrant’s Form S-1 Registration Statement No. 333-133437).

10.11

Second Amendment of Lease, dated June 9, 2004, between 501 Second Street Associates, LLC and the Registrant (incorporated by reference to Exhibit 10.13 of Registrant’s Form S-1 Registration Statement No. 333-133437).

10.12

Third Amendment of Lease, dated May 24, 2005, between 501 Second Street Associates, LLC and the Registrant (incorporated by reference to Exhibit 10.14 of Registrant’s Form S-1 Registration Statement No. 333-133437).

10.13

Legacy Shoreline Center Office Lease, dated November 30, 2005, between WXIII/Crittenden Realty A/B LLC and the Registrant (incorporated by reference to Exhibit 10.15 of Registrant’s Form S-1 Registration Statement No. 333-133437).

10.14

Loan and Security Agreement, dated June 7, 2004, between Lighthouse Capital Partners V, L.P. and the Registrant (incorporated by reference to Exhibit 10.18 of Registrant’s Form S-1 Registration Statement No. 333-133437).

10.15

Amendment No. 01, dated September 30, 2004, to Loan and Security Agreement with Lighthouse Capital Partners V, L.P. (incorporated by reference to Exhibit 10.19 of Registrant’s Form S-1 Registration Statement No. 333-133437).

10.16

Amendment No. 02, dated February 4, 2005, to Loan and Security Agreement with Lighthouse Capital Partners V, L.P. (incorporated by reference to Exhibit 10.20 of Registrant’s Form S-1 Registration Statement No. 333-133437).

10.17

Amendment No. 03, dated September 14, 2005, to Loan and Security Agreement with Lighthouse Capital Partners V, L.P. (incorporated by reference to Exhibit 10.21 of Registrant’s Form S-1 Registration Statement No. 333-133437).

10.18	Stock Purchase Agreement, dated May 23, 2002, between Steven McCanne and Registrant (incorporated by reference to Exhibit 10.22 of Registrant’s Form S-1 Registration Statement No. 333-133437).
10.19

Stock Restriction Agreement, dated November 7, 2002, among Steven McCanne, Steven McCanne and Tamara R. White, Trustees of the McCanne Family Trust dated July 8, 2002, and Registrant (incorporated by reference to Exhibit 10.23 of Registrant’s Form S-1 Registration Statement No. 333-133437).

10.20

Notice of Stock Option Grant and Stock Option Agreement, dated May 12, 2005, with Steven McCanne (incorporated by reference to Exhibit 10.24 of Registrant’s Form S-1 Registration Statement No. 333-133437).

10.21

Stock Purchase Agreement, dated May 23, 2002, between Kennelly Partners, L.P. and Registrant (incorporated by reference to Exhibit 10.25 of Registrant’s Form S-1 Registration Statement No. 333-133437).

10.22

Stock Restriction Agreement, dated November 7, 2002, among Jerry Kennelly, Kennelly Partners, L.P. and the Registrant (incorporated by reference to Exhibit 10.26 of Registrant’s Form S-1 Registration Statement No. 333-133437).

10.23

Notice of Stock Option Grant and Stock Option Agreement, dated May 12, 2005, with Jerry Kennelly (incorporated by reference to Exhibit 10.27 of Registrant’s Form S-1 Registration Statement No. 333-133437).

10.24	Offer Letter with Randy S. Gottfried, dated January 21, 2004 (incorporated by reference to Exhibit 10.28 of Registrant’s Form S-1 Registration Statement No. 333-133437).
10.25	Offer Letter with Eric Wolford, dated April 10, 2003 (incorporated by reference to Exhibit 10.29 of Registrant’s Form S-1 Registration Statement No. 333-133437).

Exhibit No.	Description
10.26

General Release Agreement, dated January 12, 2006, between William Messer and the Registrant (incorporated by reference to Exhibit 10.30 of Registrant’s Form S-1 Registration Statement No. 333-133437).

10.27

Notice of Stock Option Grant and Stock Option Agreement, dated March 16, 2005, with Stanley J. Meresman (incorporated by reference to Exhibit 10.31 of Registrant’s Form S-1 Registration Statement No. 333-133437).

10.28

Notice of Stock Option Grant and Stock Option Agreement, dated March 28, 2006, with Michael R. Kourey (incorporated by reference to Exhibit 10.32 of Registrant’s Form S-1 Registration Statement No. 333-133437).

10.29

Notice of Stock Option Grant and Stock Option Agreement, dated April 12, 2006, with Michael R. Kourey (incorporated by reference to Exhibit 10.33 of Registrant’s Form S-1 Registration Statement No. 333-133437).

10.30	Form of 2002 Stock Plan Stock Option Agreement (Installment Vesting) (incorporated by reference to Exhibit 10.34 of Registrant’s Form S-1 Registration Statement No. 333-133437).
10.31

Form of 2002 Stock Plan Stock Option Agreement (Officers and Key Employees) (Installment Vesting) (incorporated by reference to Exhibit 10.35 of Registrant’s Form S-1 Registration Statement No. 333-133437).

10.32

Notice of Stock Option Grant and Stock Option Agreement, dated May 1, 2006, with Steven McCanne (incorporated by reference to Exhibit 10.36 of Registrant’s Form S-1 Registration Statement No. 333-133437).

10.33

Notice of Stock Option Grant and Stock Option Agreement, dated May 1, 2006, with Jerry Kennelly (incorporated by reference to Exhibit 10.37 of Registrant’s Form S-1 Registration Statement No. 333-133437).

10.34

Fourth Amendment to Office Lease, dated June 10, 2006, between 501 Second Street Associates, LLC and the Registrant (incorporated by reference to Exhibit 10.38 of Registrant’s Form S-1 Registration Statement No. 333-133437).

10.35	Offer Letter with David M. Peranich, dated July 7, 2006 (incorporated by reference to Exhibit 10.39 of Registrant’s Form S-1 Registration Statement No. 333-133437).
10.36

Agreement of Sublease dated September 26, 2006 between PricewaterhouseCoopers LLP and the Registrant (incorporated by reference to Exhibit 10.1 of Registrant’s Current Report on Form 8-K filed on October 2, 2006).

21.1	List of subsidiaries (incorporated by reference to Exhibit 21.1 of Registrant’s Annual Report on Form 10-K filed on February 9, 2007).
23.1	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm.
23.2	Consent of Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP (contained in Exhibit 5.1).
24.1*	Power of Attorney.

*	Previously filed.
**	To be filed by amendment.

(b) Financial Statement Schedules

Item 15(b) from our Annual Report on Form 10-K for the year ended December 31, 2006 is incorporated by reference herein.

Item 17.    Undertakings

The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Francisco, State of California, on this 15th day of February, 2007.

RIVERBED TECHNOLOGY, INC.

By:	/S/ JERRY M. KENNELLY
Jerry M. Kennelly President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment No. 1 to the Registration Statement has been signed by the following persons on behalf of the registrant and in the capacities and on the dates indicated:

Signature	Title	Date

/S/ JERRY M. KENNELLY Jerry M. Kennelly	President, Chief Executive Officer and Chairman (Principal Executive Officer)	February 15, 2007

/S/ RANDY S. GOTTFRIED Randy S. Gottfried	Chief Financial Officer (Principal Financial and Accounting Officer)	February 15, 2007

* Steven McCanne	Director	February 15, 2007

* Michael R. Kourey	Director	February 15, 2007

* Stanley J. Meresman	Director	February 15, 2007

* Blake G. Modersitzki	Director	February 15, 2007

* Christopher J. Schaepe	Director	February 15, 2007

* James R. Swartz	Director	February 15, 2007

*By:	/S/ RANDY S. GOTTFRIED
Randy S. Gottfried Attorney-in-fact

INDEX TO EXHIBITS

Exhibit No.	Description

1.1**	Form of Underwriting Agreement.

3.1	Restated Certificate of Incorporation (incorporated by reference to Exhibit 3.2 of Registrant’s Form S-1 Registration Statement No. 333-133437).

3.2	Amended and Restated Bylaws (incorporated by reference to Exhibit 3.4 of Registrant’s Form S-1 Registration Statement No. 333-133437).

4.1	Reference is made to Exhibits 3.1 and 3.2.

4.2	Form of Common Stock certificate (incorporated by reference to Exhibit 4.2 of Registrant’s Form S-1 Registration Statement No. 333-133437).

4.3

Amended and Restated Investors’ Rights Agreement, dated February 10, 2006, by and among the Registrant and the investors listed on the signature pages thereto (incorporated by reference to Exhibit 4.3 of Registrant’s Form S-1 Registration Statement No. 333-133437).

5.1*	Opinion of Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP.

10.1

Form of Indemnification Agreement between the Registrant and each of its directors, executive officers and certain key employees (incorporated by reference to Exhibit 10.1 of Registrant’s Form S-1 Registration Statement No. 333-133437).

10.2	Riverbed Technology, Inc. 2002 Stock Plan (incorporated by reference to Exhibit 10.2 of Registrant’s Form S-1 Registration Statement No. 333-133437).

10.3	Form of 2002 Stock Plan Stock Option Agreement (incorporated by reference to Exhibit 10.3 of Registrant’s Form S-1 Registration Statement No. 333-133437).

10.4	Form of 2002 Stock Plan Stock Option Agreement (Officers and Key Employees) (incorporated by reference to Exhibit 10.4 of Registrant’s Form S-1 Registration Statement No. 333-133437).

10.5	2006 Equity Incentive Plan and form of agreement thereunder (incorporated by reference to Exhibit 10.5 of Registrant’s Form S-1 Registration Statement No. 333-133437).

10.6	2006 Director Option Plan and forms of agreements thereunder (incorporated by reference to Exhibit 10.6 of Registrant’s Form S-1 Registration Statement No. 333-133437).

10.7	2006 Employee Stock Purchase Plan (incorporated by reference to Exhibit 10.7 of Registrant’s Form S-1 Registration Statement No. 333-133437).

10.8	Warrant to Purchase Stock issued March 31, 2003 to Silicon Valley Bank (incorporated by reference to Exhibit 10.8 of Registrant’s Form S-1 Registration Statement No. 333-133437).

10.9

501 Second Street Office Lease, dated January 23, 2003, between 501 Second Street Associates, LLC and the Registrant (incorporated by reference to Exhibit 10.11 of Registrant’s Form S-1 Registration Statement No. 333-133437).

10.10

First Amendment of Lease, dated January 16, 2004, between 501 Second Street Associates, LLC and the Registrant (incorporated by reference to Exhibit 10.12 of Registrant’s Form S-1 Registration Statement No. 333-133437).

10.11

Second Amendment of Lease, dated June 9, 2004, between 501 Second Street Associates, LLC and the Registrant (incorporated by reference to Exhibit 10.13 of Registrant’s Form S-1 Registration Statement No. 333-133437).

10.12

Third Amendment of Lease, dated May 24, 2005, between 501 Second Street Associates, LLC and the Registrant (incorporated by reference to Exhibit 10.14 of Registrant’s Form S-1 Registration Statement No. 333-133437).

Exhibit No.	Description

10.13

Legacy Shoreline Center Office Lease, dated November 30, 2005, between WXIII/Crittenden Realty A/B LLC and the Registrant (incorporated by reference to Exhibit 10.15 of Registrant’s Form S-1 Registration Statement No. 333-133437).

10.14

Loan and Security Agreement, dated June 7, 2004, between Lighthouse Capital Partners V, L.P. and the Registrant (incorporated by reference to Exhibit 10.18 of Registrant’s Form S-1 Registration Statement No. 333-133437).

10.15

Amendment No. 01, dated September 30, 2004, to Loan and Security Agreement with Lighthouse Capital Partners V, L.P. (incorporated by reference to Exhibit 10.19 of Registrant’s Form S-1 Registration Statement No. 333-133437).

10.16

Amendment No. 02, dated February 4, 2005, to Loan and Security Agreement with Lighthouse Capital Partners V, L.P. (incorporated by reference to Exhibit 10.20 of Registrant’s Form S-1 Registration Statement No. 333-133437).

10.17

Amendment No. 03, dated September 14, 2005, to Loan and Security Agreement with Lighthouse Capital Partners V, L.P. (incorporated by reference to Exhibit 10.21 of Registrant’s Form S-1 Registration Statement No. 333-133437).

10.18	Stock Purchase Agreement, dated May 23, 2002, between Steven McCanne and Registrant (incorporated by reference to Exhibit 10.22 of Registrant’s Form S-1 Registration Statement No. 333-133437).

10.19

Stock Restriction Agreement, dated November 7, 2002, among Steven McCanne, Steven McCanne and Tamara R. White, Trustees of the McCanne Family Trust dated July 8, 2002, and Registrant (incorporated by reference to Exhibit 10.23 of Registrant’s Form S-1 Registration Statement No. 333-133437).

10.20

Notice of Stock Option Grant and Stock Option Agreement, dated May 12, 2005, with Steven McCanne (incorporated by reference to Exhibit 10.24 of Registrant’s Form S-1 Registration Statement No. 333-133437).

10.21

Stock Purchase Agreement, dated May 23, 2002, between Kennelly Partners, L.P. and Registrant (incorporated by reference to Exhibit 10.25 of Registrant’s Form S-1 Registration Statement No. 333-133437).

10.22

Stock Restriction Agreement, dated November 7, 2002, among Jerry Kennelly, Kennelly Partners, L.P. and the Registrant (incorporated by reference to Exhibit 10.26 of Registrant’s Form S-1 Registration Statement No. 333-133437).

10.23

Notice of Stock Option Grant and Stock Option Agreement, dated May 12, 2005, with Jerry Kennelly (incorporated by reference to Exhibit 10.27 of Registrant’s Form S-1 Registration Statement No. 333-133437).

10.24	Offer Letter with Randy S. Gottfried, dated January 21, 2004 (incorporated by reference to Exhibit 10.28 of Registrant’s Form S-1 Registration Statement No. 333-133437).

10.25	Offer Letter with Eric Wolford, dated April 10, 2003 (incorporated by reference to Exhibit 10.29 of Registrant’s Form S-1 Registration Statement No. 333-133437).

10.26

General Release Agreement, dated January 12, 2006, between William Messer and the Registrant (incorporated by reference to Exhibit 10.30 of Registrant’s Form S-1 Registration Statement No. 333-133437).

10.27

Notice of Stock Option Grant and Stock Option Agreement, dated March 16, 2005, with Stanley J. Meresman (incorporated by reference to Exhibit 10.31 of Registrant’s Form S-1 Registration Statement No. 333-133437).

10.28

Notice of Stock Option Grant and Stock Option Agreement, dated March 28, 2006, with Michael R. Kourey (incorporated by reference to Exhibit 10.32 of Registrant’s Form S-1 Registration Statement No. 333-133437).

Exhibit No.	Description

10.29

Notice of Stock Option Grant and Stock Option Agreement, dated April 12, 2006, with Michael R. Kourey (incorporated by reference to Exhibit 10.33 of Registrant’s Form S-1 Registration Statement No. 333-133437).

10.30	Form of 2002 Stock Plan Stock Option Agreement (Installment Vesting) (incorporated by reference to Exhibit 10.34 of Registrant’s Form S-1 Registration Statement No. 333-133437).

10.31

Form of 2002 Stock Plan Stock Option Agreement (Officers and Key Employees) (Installment Vesting) (incorporated by reference to Exhibit 10.35 of Registrant’s Form S-1 Registration Statement No. 333-133437).

10.32

Notice of Stock Option Grant and Stock Option Agreement, dated May 1, 2006, with Steven McCanne (incorporated by reference to Exhibit 10.36 of Registrant’s Form S-1 Registration Statement No. 333-133437).

10.33

Notice of Stock Option Grant and Stock Option Agreement, dated May 1, 2006, with Jerry Kennelly (incorporated by reference to Exhibit 10.37 of Registrant’s Form S-1 Registration Statement No. 333-133437).

10.34

Fourth Amendment to Office Lease, dated June 10, 2006, between 501 Second Street Associates, LLC and the Registrant (incorporated by reference to Exhibit 10.38 of Registrant’s Form S-1 Registration Statement No. 333-133437).

10.35	Offer Letter with David M. Peranich, dated July 7, 2006 (incorporated by reference to Exhibit 10.39 of Registrant’s Form S-1 Registration Statement No. 333-133437).

10.36

Agreement of Sublease dated September 26, 2006 between PricewaterhouseCoopers LLP and the Registrant (incorporated by reference to Exhibit 10.1 of Registrant’s Current Report on Form 8-K filed on October 2, 2006).

21.1	List of subsidiaries (incorporated by reference to Exhibit 21.1 of Registrant’s Annual Report on Form 10-K filed on February 9, 2007).

23.1	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm.

23.2	Consent of Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP (contained in Exhibit 5.1).

24.1*	Power of Attorney.

*	Previously filed.
**	To be filed by amendment.